DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVE[redacted]
750[redacted]

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

05010687

File No. 82-4939

August 23, 2005

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Presentation entitled, "Earnings presentation: January – June 2005," filed with the Spanish CNMV on July 28, 2005;
- Presentation dated May 12, 2005 entitled, "Impact of International Financial Reporting Standards December 2004," filed with the Spanish CNMV on July 28, 2005;
- First Half Numbers for 2005 as filed with the Spanish CNMV on July 28, 2005;
- Document entitled, "Impact of the Application of International Financial Reporting Standards on the Consolidated Opening Balance Sheet for 2005," filed with the Spanish CNMV on July 28, 2005;
- English version of significant information regarding the acquisition of Webber Group, as filed with the Spanish CNMV on August 9, 2005;
- English version of significant information regarding the acquisition of Swissport, as filed with the Spanish CNMV on August 22.

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

File No. 82-4939



Earnings presentation

January - June 2005

ferrovial

Contents

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

Basis of Presentation

✓ **Adoption of International Financial Reporting Standards (IFRS)**

The financial information herein relating to the first half of 2005 compared with 2004 was drafted, for both periods, under the new accounting standards adopted by the European Union for drafting the financial statements of listed consolidated groups from 1 January 2005.

IAS 32 and 39 are applied to financial assets in both periods.

At the date of publication of this report, the application of IFRS for concession companies is somewhat undefined since, although general IFRS are applicable to them, a definitive interpretation of the specific regime applicable to concessions has yet to be published.

The draft interpretations (D12, D13 and D14), published by IFRIC in early 2005, envisage the possibility of not applying them pending the final wording, provided that the accounting principles established in IFRS are adopted. Grupo Ferrovial has presented its 1H05 results under IFRS by adopting the following approaches:

- IFRIC's interpretations regarding the two proposed models (intangible asset and financial asset) are not applied.

-The financial expenses following the completion of the construction period are not capitalised.

-Concession assets are depreciated on a straight-line basis.

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

Highlights

✓ **Acquisition of an additional 33% of Tube Lines (January)**

In January 2005, an additional 33% of Tube Lines was acquired for 142 million pounds (206 million euro).

✓ **Chicago Skyway initial financing completed (March)**

In March, Cintra successfully completed the syndication of a US$1.19 billion non-recourse senior debt facility for the acquisition of the Chicago Skyway toll road in the US. It was oversubscribed 100%.

✓ **Chosen as preferred bidder for the acquisition of Exeter Airport (April)**

Ferrovial was selected as preferred bidder for the acquisition of Exeter International Airport, in southwest England. The operation consists of acquiring 90% of the company that manages the airport. Concession period is 125 years. Ferrovial is acting in a 50:50 consortium with Macquarie

✓ **Bristol Airport refinanced (Mayo)**

The refinancing of Bristol Airport was completed in May with a credit line of 515 million pounds (770 million euro); of that amount, 340 million pounds (509 million euro) have already been drawn, while the other 175 million pounds (261 million euro) will be allocated to investments in maintenance and future developments.

This refinancing operation enabled the airport to pay an extraordinary 88 million euro dividend; added to the 12 million euro in dividends collected in previous years, this means that 180% of the initial capital investment in 2001 (55 million euro) has been recovered.

✓ **SUBSEQUENT EVENTS: Awarded with the M-203 toll road (Julio)**

Cintra was awarded the contract to build and operate the M-203 toll road (Madrid – Spain). Total project's investment is estimated at 78.5 million euro and the concession runs for 30 years.

1. Key figures

Net income increased by 44.7% to 198.2 million euro. **Excluding non-recurring effects,** net income would have increased by **18.8%**.

EBIT rose by 19.4%, to 408.9 million euro.

Financials

	June 05	June 04	Chg. (%)
Net income	**198.2**	**137.0**	**44.7**
EPS	**1.41**	**0.97**	**44.7**
EBITDA	559.5	472.9	18.3
EBIT	408.9	342.3	19.4
Net sales	4,073.8	3,511.6	16.0
Net financial debt/(Cash)	185	759	
Leverage	6%	37%	
Gross capital expenditure	623	208	

Operating

	June 05	June 04	Chg. (%)
Construction backlog	6,886	6,337	8.7
Real Estate pre-sales	345	315	9.5
Real Estate backlog	1,058	1,008	5.0
Services backlog	5,758	5,331	8.0
Toll road traffic			
Autema (ADT)	19,659	18,448	6.6
Ausol I (ADT)	18,463	18,119	1.9
Ausol II (ADT)	16,961	15,032	12.8
M-45 (ADT)	79,756	86,031	-7.3
Europistas (ADT)	19,000	18,912	0.5
Chicago Skyway (ADT)	43,834	-	
ETR 407 (VKT million)	975,365	910,402	7.1
Airport traffic (thousand pax)			
Sidney	13,888	13,226	5.0
Bristol	2,325	2,082	11.6
Belfast	1,052	944	11.4
Parking spaces	214,218	198,189	8.1

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

1.1 Breakdown by division

Revenue	June 05	June 04	Chg. (%)
Construction	1,979.7	1,679.5	17.9
Real estate	381.1	368.8	3.3
Infrastructure	350.8	288.9	21.4
Services	1,438.5	1,251.2	15.0
Adjustments	-76.3	-76.8	
Total	**4,073.8**	**3,511.6**	**16.0**

(*) This item relates to consolidation adjustments for intercompany sales

EBIT	June 05	June 04	Chg. (%)
Construction	91.2	76.1	19.8
Real estate	72.7	67.4	7.9
Infrastructure	139.1	111.8	24.4
Services	106.4	85.2	24.9
Other	-0.5	1.8	
Total	**408.9**	**342.3**	**19.4**

EBIT margin	June 05	June 04
Construction	4.6%	4.5%
Real estate	19.1%	18.3%
Infrastructure	39.7%	38.7%
Services	7.4%	6.8%
Consolidated group	**10.0%**	**9.7%**

EBT	June 05	June 04	Chg. (%)
Construction	106.6	100.2	6.4
Real estate	55.5	52.8	5.1
Infrastructure	46.9	-41.3	213.6
Services	91.0	64.8	40.4
Other	0.6	-0.2	
Total	**300.6**	**176.3**	**70.5**

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro   ferrovial

2. Analysis of income statement

2.1 Income statement

	June 05	June 04	Chg. (%)
NET REVENUES	**4,073.8**	**3,511.6**	**16.0**
Other revenues	15.4	12.2	25.9
Change in finished product and product-in-process inventories	25.0	59.4	-57.9
Total operating revenues	4,114.2	3,583.2	14.8
External and operating expenses	2,707.9	2,347.1	15.4
Personnel expenses	846.7	763.3	10.9
EBITDA	**559.5**	**472.9**	**18.3**
EBITDA margin	**13.7%**	**13.5%**	
Depreciation and amortisation	146.5	116.7	25.5
Variation in operating provisions	4.2	13.8	-69.4
Total operating expenses	3,705.3	3,240.9	14.3
EBIT	**408.9**	**342.3**	**19.4**
EBIT margin	**10.0%**	**9.7%**	
Financial Result from Concesionaries	-131.1	-162.1	19.1
Financial Result Rest of the Group	-5.9	-6.0	1.7
Financial result	-137.0	-168.1	18.5
Equity-accounted affiliates	-1.1	0.3	-503.1
Other income	29.7	1.9	1,498.9
EBT	**300.6**	**176.3**	**70.5**
Corporate income tax	-93.6	-57.1	63.8
CONSOLIDATED INCOME	**207.0**	**119.2**	**73.7**
Minority interests	-8.8	17.1	-151.7
NET ATTRIBUTABLE INCOME	**198.2**	**136.3**	**45.4**
Net result of discontinued operations	0.0	0.7	
TOTAL NET INCOME	**198.2**	**137.0**	**44.7**

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

2.2 Net sales

Revenue increased by 16.0%.

The individual business lines performed as follows:

Revenue	June 05	June 04	Chg. (%)
Construction	1,979.7	1,679.5	17.9
Real estate	381.1	368.8	3.3
Infrastructure	350.8	288.9	21.4
Services	1,438.5	1,251.2	15.0
Adjustments	-76.3	-76.8	
Total	**4,073.8**	**3,511.6**	**16.0**

(*) This item relates to consolidation adjustments for intercompany sales

Growth in net sales was due to:

- Positive performance by the construction division as revenues increased at Budimex, international construction and Spain.
- More deliveries and land sales of real estate in 2Q05, inverting the trend in 1Q05.
- Growth in the infrastructure division due to good traffic performance, consolidation of Chicago Skyway and the R-4, and the change in consolidation method for Eguisa (car parks) (1).
- Services revenues increased due to the addition of another 33% of Tube Lines, which offset the loss of the Network Rail maintenance contracts, and to good performance in Spain.

(1) Consolidation of 100% of Eguisa following the acquisition of the remaining 57.1% in October. Eguisa was previously equity-accounted.

The breakdown of sales by region is as follows:

	June 05	%	June 04	%	Chg. (%)
Spain	2,443	60%	2,242	64%	9.0%
Other countries	1,630	40%	1,270	36%	28.4%
TOTAL	**4,074**	**100%**	**3,512**	**100%**	**16.0%**

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

International sales grew by over 28% and accounted for 40% of total group sales.

The foreign countries making the greatest contribution to group revenues were the UK (22%), Poland (7%), Canada (3%), Portugal (3%) and Chile (3%).

2.3 Depreciation and amortisation

Depreciation and amortisation charges increased by 25.5% due to consolidation of Chicago Skyway and the R-4 plus an additional 33% of Tube Lines, which were not consolidated in 2004.

2.4 EBIT

The individual business lines performed as follows:

EBIT	June 05	June 04	Chg. (%)
Construction	91.2	76.1	19.8
Real estate	72.7	67.4	7.9
Infrastructure	139.1	111.8	24.4
Services	106.4	85.2	24.9
Other	-0.5	1.8	
Total	**408.9**	**342.3**	**19.4**

EBIT increased by 19% due to higher revenues and **higher margins** in the various businesses.

More recurring activities increased EBIT by c. 25% on average, compared with 14% growth in cyclical activities.

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

EBIT by division:

	June 05	June 04
Construction	22%	22%
Real estate	18%	20%
Concessions	34%	33%
Services	26%	25%
Consolidated group	**100.0%**	**100.0%**

The **contribution to EBIT by more recurring businesses** (infrastructure and services concessions) **was 60%, up from 58% in 1H04.** Accordingly, recurring businesses continue to make a larger contribution to EBIT than Construction and Real Estate.

2.5 Financial result

	June 05	June 04
Concession companies	-131.1	-162.1
Rest of group	-5.9	-6.0
Total	**-137.0**	**-168.1**

The **financial result of the concession companies** improved with respect to June 2004 because of:

- The elimination of the 39 million euro provision at Autopista del Maipo to cover future payments under the Exchange Rate Hedge Mechanism (MCC). The MCC involved a fluctuation band of 10% around the exchange rate established by the State. The fluctuation band was eliminated by the signature, on 17 May, of a new cross currency swap, which also

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

establishes an exchange rate that is more advantageous to the road operator. The cancellation of the MCC at Autopista del Maipo did not generate any additional cost for the concession company since it had the option to eliminate it at any time at no cost.

- The reduction of financial expenses in Canada as a result of the improvement in the inflation component of the Real Return Bonds (RRB) used to finance the 407 ETR (2.33% in June 2005, vs. 2.84% in June 2004).

Breakdown of the "Rest of group" financial result:

	June 05	June 04
Financing result	-8.7	-15.0
Other financial results	2.8	9.0
Total	**-5.9**	**-6.0**

The "Financing result" fell with respect to June 2004 due to the lower net debt balance (185 million euro, vs. 759 million euro).

The **"Other financial result"** includes items such as default interest, surety expenses and mortgages. The decrease in 1H05 is because the company exceptionally collected 7 million euro in default interest for a single project in 1H04.

2.7 Other income.

The non-recurring income in the period amounted to 29.7 million euro, most of which (31.6 million euro) came from the sale of 5% of Ausol on 27 June.

2.8 Taxes

The book expense for taxes totalled 93.6 million euro, implying a tax rate of 31.1%, slightly less than the 32.4% in 2004.

2.9 Net income

Net income amounted to 198.2 million euro, a 44.7% increase.

Eliminating the effect of non-recurring earnings (sale of 5% of Ausol and release of the provision at Autopista del Maipo), net income increased by **18.8%**.

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

3. Analysis by business area

3.1 Construction

	June 05	June 04	Chg. (%)
Revenue	1,979.7	1,679.5	17.9
EBIT	91.2	76.1	19.8
EBIT margin	4.6%	4.5%	
EBT	106.6	100.2	6.4
EBT margin	5.4%	6.0%	
Backlog	6,886	6,337	8.7
Investment	51	14	

This division's revenues increased sharply (+17.9%) due basically to construction in other countries and Budimex. Revenues in Spain increased by 8%.

The EBIT margin was 4.6% (4.5% in June 2004).

The EBT margin narrowed from 6.0% in 1H04 to 5.4% due to lower default interest collections.

The backlog increased by 9% and now represents 21 months' activity.

Capital expenditure increased 3.5-fold due to the acquisition of heavy machinery, principally tunnel-boring machines.

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

Budimex figures

	June 05	June 04	Chg. (%)
Revenue	261.5	170.2	53.6%
EBIT	-3.0	-2.9	3.4%
EBIT margin	-1.1%	-1.7%	
EBT	-2.1	-2.8	-25.0%
EBT margin	-0.8%	-0.1%	
Backlog	578	492	17.5%

The Polish zloty has appreciated by 14% against the euro in the last twelve months. **Revenue in local currency terms** increased by 34.9%.

Construction figures excluding Budimex

	June 05	June 04	Chg. (%)
Revenue	1,718.2	1,509.3	13.8%
EBIT	94.2	79.0	19.2%
EBIT margin	5.5%	5.2%	
EBT	108.7	103.0	5.5%
EBT margin	6.3%	6.8%	
Backlog	6,307	5,845	7.9%

EBIT margin increase up to 5.5%

Grupo Ferrovial – Results January –June 2005 – Unaudited figures, in million euro ferrovial

3.2 Real estate

	June 05	June 04	Chg. (%)
Revenue	381.1	368.8	3.3
EBIT	72.7	67.4	7.9
EBIT margin	19.1%	18.3%	
EBT	55.5	52.8	5.1
EBT margin	14.6%	14.3%	
Pre-sales	345	315	9.5
Backlog	1,058	1,008	5.0
Land sales	128	130	

The large volume of properties delivered and land sales in 2Q05 boosted revenues by 3.3% over 1H04, reversing the 18% year-on-year decline registered in 1Q05.

Pre-sales increased by 9.5% with respect to 1H04 **and the backlog** totalled over 1,058 million euro, 5.0% more. This is the first time, since December 04, that pre-sales increase compare with previous period. That figure guarantees approximately 17 months' sales.

Grupo Ferrovial – Results January –June 2005 – Unaudited figures, in million euro ferrovial

The breakdown by business line is as follows:

	June 05	June 04	Chg. (%)
Total property development			
Revenue	268.4	305.1	-12
EBITDA	60.8	70.4	-14
EBITDA margin	22.7%	23.1%	
Land sales			
Revenue	36.6	9.6	281
EBITDA	14.0	3.0	367
EBITDA margin	38.3%	31.3%	
Realty brokerage (Don Piso)			
Revenue	71.8	52.7	36
EBITDA	9.4	8.1	16
EBITDA margin	13.1%	15.4%	
Tertiary			
Revenue	4.3	1.5	187
EBITDA	2.9	1.6	81
EBITDA margin	67.4%	106.7%	
Operating expenses	**-14.3**	**-15.7**	
EBIT	**72.7**	**67.4**	**7.9**
EBIT margin	19.1%	18.3%	

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

3.3 Infrastructure

	June 05	June 04	Chg. (%)
Revenue	350.8	288.9	21.4
EBIT	139.1	111.8	24.4
EBIT margin	39.7%	38.7%	
EBT	46.9	-41.3	
EBT margin	13.4%	-14.3%	
Investment	387	68	

Revenues improved by 21.4%. First-time consolidation of the Chicago Skyway (effective 24 January), good traffic performance at toll roads and airports, and growth in the car park business due to full consolidation of Eguisa all contributed to this increase.

The EBIT margin increased to 39.7% (38.7% in 1H04), mainly due to improved margins in the car park business.

June 2005 EBT includes other income in the period amounted to 31.6 million euro came from the sale of 5% of Ausol to Unicaja on 27 June and the elimination of the provision (39 million euro) at Autopista del Maipo to cover future payments under the Exchange Rate Hedge Mechanism (MCC)

Toll roads

	June 05	June 04	Chg. (%)
Revenue	262.0	213.3	22.8
EBIT	118.6	96.2	23.3
EBIT margin	45.3%	45.1%	

The **407 ETR increased tolls** on 7 February 2005. The new tolls are **7.2% higher at peak hours** (14.95 Canadian cents per kilometre). Vehicle kilometres travelled (VKT) increased by 7.1% between January and June 2005.

Since tolls were deregulated in 2003, they have been increased by 30%, while VKT have increased by 16%.

The **daily record traffic of over 400,000 vehicles per day** was exceeded three times in June (absolute record of 413,687 on 30 June).

Main toll roads:

407 ETR

	June 05	June 04	Change	Change in local currency
Revenue	125.8	109.3	15.0%	13%
EBITDA	94.2	77.6	21.4%	
EBITDA margin	74.9%	71.0%		
EBIT	65.2	51.9	25.7%	
EBIT margin	51.8%	47.4%		
CAD/EUR exchange rate	**1.578**	**1.614**	**-2.2%**	
Traffic				
Daily trips	276,455	261,219	5.8%	
VKT (thousands)	975.4	910.4	7.1%	

Chicago Skyway

	June 05	June 04	Change	Change in local currency
Revenue	16.4		N/A	N/A
EBITDA	11.7		N/A	
EBITDA margin	71.3%			
EBIT	2.7		N/A	
EBIT margin	16.5%			
USD/EUR exchange rate	**1.276**		**N/A**	
Traffic				
ADT	43,834			

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

Ausol

Ausol total	June 05	June 04	%
Revenue	24.1	22.7	6.2%
EBITDA	18.8	17.6	6.8%
EBITDA margin	78.0%	77.5%	
EBIT	11.4	10.2	11.8%
EBIT margin	47.3%	44.9%	

Ausol I			
Revenue	19.4	18.6	4.3%
EBITDA	15.4	14.8	3.7%
EBITDA margin	79.2%	79.7%	
EBIT	10.2	9.6	6.3%
EBIT margin	52.6%	51.6%	
ADT	**18,463**	**18,119**	**1.9%**

Ausol II			
Revenue	4.7	4.1	14.6%
EBITDA	3.4	2.8	21.4%
EBITDA margin	72.3%	68.3%	
EBIT	1.2	0.6	100.0%
EBIT margin	25.5%	14.6%	
ADT	**16,961**	**15,032**	**12.8%**

Traffic and margins improved on both Ausol I and Ausol II: revenues rose by 6.2% and the margin increased from 44.9% to 47.3%.

Autema

	June 05	June 04	Change
Revenue	18.4	16.9	8.9%
EBITDA	14.3	12.6	13.5%
EBITDA margin	77.7%	74.6%	
EBIT	12.2	10.0	22.0%
EBIT margin	66.3%	59.2%	
ADT	**19,659**	**18,448**	**6.6%**

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

Chilean toll roads

	June 05	June 04	Change
Revenue	43.1	40.6	6.2%
EBITDA	31.6	29.9	5.7%
EBITDA margin	73.3%	73.6%	
EBIT	22.2	21.0	5.7%
EBIT margin	51.5%	51.7%	

M-45 (shadow toll)

	June 05	June 04	Change
Revenue	5,8	5,6	4,5%
EBITDA	5,5	5,4	1,9%
EBITDA margin	94,0%	96,4%	
EBIT	3,7	3,5	5,7%
EBIT margin	63,2%	62,5%	
ADT	**79,756**	**86,031**	**-7.3%**

Revenues increased despite the decline in traffic (due to the opening of the R-4 and the connection to the M-50 and the M-31), as traffic is still 19% higher than the traffic cap.

Airports

	June 05	June 04	Chg. (%)
Revenue	29.9	28.0	6.8
EBIT	6.6	6.4	3.1
EBIT margin	22.1%	22.9%	

Main airports:

Sydney (equity-accounted)

	June 05	June 04	Change	Change in local currency
Revenue	183.6	162.2	13%	13%
EBITDA	150.5	127.3	18%	
EBITDA margin	82%	78%		
EBIT	107.3	83.7	28%	
EBIT margin	58%	52%		
AUD/EUR exchange rate	**1.6527**	**1.6618**	**-1%**	

Passengers (000)			
International	4,810	4,528	6%
Domestic	9,078	8,698	4%
Total	**13,888**	**13,226**	**5%**

International and domestic air traffic performed well. As a result, revenues increased by 13% on 1H04.

Bristol (50% proportionately consolidated)

	June 05	June 04	Change	Change in local currency
Revenue	16.1	15.6	3%	3%
EBITDA	8.9	9.3	-4%	
EBITDA margin	55%	59%		
EBIT	7.9	8.2	-4%	
EBIT margin	49%	52%		
GBP/EUR exchange rate	**0.6827**	**0.6718**	**2%**	

Passengers (000)			
International	1,672	1,469	14%
Domestic	652	613	6%
Total	**2,325**	**2,082**	**12%**

Bristol airport performed well in 1H05: traffic increased 12%, and international traffic grew 14%.

The lower margin is due to higher expenses as a result of the expansion of the check-in and baggage claim areas and a greater weighting of low-cost airlines.

The refinancing of Bristol Airport was completed in May with a credit line of 515 million pounds (770 million euro); of that amount, 340 million pounds (509 million euro) have already been drawn, while the other 175 million pounds (261 million euro) will be allocated to investments in maintenance and future developments.

This refinancing operation enabled the airport to pay an extraordinary 88 million euro dividend; added to the 12 million euro in dividends collected in previous years, this means that 180% of the initial capital investment in 2001 (55 million euro) has been recovered.

Belfast City Airport (Fully consolidated)

	June 05	June 04	Change	Change in local currency
Revenue	12.8	11.4	12%	12%
EBITDA	3.0	1.8	67%	
EBITDA margin	23%	16%		
EBIT	1.2	0.1		
EBIT margin	9%	1%		
GBP/EUR exchange rate	**0.6827**	**0.6718**	**2%**	
Passengers (000)				
International	-	-	-	
Domestic	1,052	944	11%	
Total	**1,052**	**944**	**11%**	

Car parks

	June 05	June 04	Chg. (%)
Revenue	58.9	47.6	23.7
EBIT	13.8	9.2	50.0
EBIT margin	23.4%	19.3%	
Parking spaces	214,218	198,189	8.1

All line-items improved, due mainly to the consolidation of Eguisa.

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

3.4. Services

	June 05	June 04	Chg. (%)
Revenue	1,438.5	1,251.2	15.0
EBIT	106.4	85.2	24.9
EBIT margin	7.4%	6.8%	
EBT	91.0	64.8	40.4
EBT margin	6.3%	5.2%	
Backlog	5,758	5,331	8.0
Investment	182	84	

Revenues surged due to the acquisition of **an extra 33% of the London Underground concession company**, effective 1 February 2005, and to good performance by **services both, in Spain** and in UK.

The Network Rail contracts are not included in the 2005 figures as they were cancelled in June 2004. Adjusting for both effects, revenues rose by 7% in like-for-like terms.

Margins increased faster than revenues (25% vs. 15%) due to the higher contribution from Tube Lines and to wider margins in the other businesses.

The backlog does not include the London Underground contract.

Amey

	June 05	June 04	Chg. (%)
Revenue	868.6	734.1	18.3%
EBITDA	86.3	55.2	56.3%
EBITDA margin	9.9%	7.5%	
EBIT	55.9	43.3	29.1%
EBIT margin	6.4%	5.9%	
EBT	48.0	30.1	59.5%
EBT margin	5.5%	4.1%	
Backlog	3,545	2,985	18.7%

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

Revenues increased by 18.3%. The loss of the Network Rail contract was offset by the contribution from the additional 33% stake in Tube Lines,.

Services excluding Amey

	June 05	June 04	Chg. (%)
Revenue	569.9	517.1	10.2%
EBIT	50.5	41.9	20.5%
EBIT margin	8.9%	8.1%	
EBT	43.0	34.7	23.9%
EBT margin	7.5%	6.7%	
Backlog	2,214	2,346	-5.6%

The EBIT margin widened to 8.9%.

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

Balance Consolidado 30-6-05

	jun-05	dic-04
Due from shareholder for uncalled capital	0.2	0.2
FIXED ASSETS	9,707.4	7,182.5
Star-up expenses	0.0	0.0
Intangibles assets	221.2	185.4
Tangible fixed assets	637.7	579.8
Concession companies assets	7,632.3	5,525.8
Long-term financial investments	1,097.8	891.5
DERIVATIVES AT FAIR VALUE	118.3	68.4
GOODWILL IN CONSOLIDATION	1,323.3	1,278.2
DEFERRED CHARGES	307.3	245.6
CURRENT ASSETS	6,924.9	6,307.7
Inventories	1,708.4	1,568.7
Accounts receivable	3,533.8	2,674.8
Cash & cash equivalents	1,606.6	2,023.1
Concession companies	712.0	601.5
Other companies	894.7	1,421.6
Accrual adjustments	75.5	41.2
TOTAL ASSETS	**18,263.1**	**15,014.2**
EQUITY WITH MINORITY INTEREST	3,020.0	2,542.4
SHAREHOLDER'S EQUITY	2,036.7	1,909.4
MINORITY INTERESTS	983,3	665.4
NEGATIVE DIFERENCE IN CONSOLIDATION	-0,9	-0.9
DEFERRED REVENUES	214,3	202.4
PROVISIONS FOR CONTIGENCIES AND EXPENSES	257,1	231.5
DERIVATIVES AT FAIR VALUE	9,050.4	7,039.3
LONG TERM DEBT	8,707.3	6,787.0
Interest-bearing debt	7,691.4	5,826.6
Concessions companies	1,015.9	960.4
Other companies	178.1	183.2
Trade accounts payable	165.0	69.1
DEFERRED TAXES	198.1	139.5
CURRENT LIABILITIES	5,218.2	4,512.7
Interest-bearing debt	548.9	501.5
Concessions companies	461.2	179.2
Other companies	87.7	322.3
Trade accounts payable	3,788.4	3,333.0
Other short-term debt	836.5	630.0
Accrual adjustments	44.4	48.2
OPERATING PROVISIONS	305.9	314.9
TOTAL LIABILITIES	**18,263.1**	**15,014.2**

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

4.1 Net cash balance at 30-6-2005

	Ferrovial	Concession	Total
Debt	**1,103.6**	**8,152.6**	**9,256.1**
Long term	1,015.9	7,691.4	8,707.3
Short term	87.7	461.2	548.9
Cash + cash equivalents	**919.1**	**712.0**	**1,631.0**
Net position	**184.5**	**7,440.6**	**7,625.1**
% of total	**2%**	**98%**	**100%**
Leverage	**6%**		

4.2 Gross capital expenditure in the period

	June 05
Construction	51.3
Real estate (exc. Land)	1.1
Infrastructure	387.4
Services	181.6
Telecommunications	0.0
Other	2.0
TOTAL	**623.4**

Capital expenditure in the first half of 2005 exceeded the total for 2004 (389 million euro).

Investment in construction was due to the acquisition of machinery, principally tunnel-boring machines. In Infrastructure, the largest investment was in the payment for the acquisition of the Chicago Skyway (376 million euro, 55% of capital).In Services, the main investment was to acquire an additional 33% of the London Underground concession company (139 million euro). The remainder (to total 206 million euro) will be paid in 2007.

Additionally, the Real Estate division invested 128 million euro in land purchases.

Annex I - Pro-forma January - June 2005 results excluding Cintra

	Consolidated Statement			Consolidated excluding Cintra		
	june-05	june-04	%	june-05	june-04	%
Revenues	**4.073,8**	**3.511,6**	**16,0%**	**3.751,6**	**3.249,3**	**15,5%**
EBIT	408,9	342,3	19,5%	275,9	236,4	16,7%
Odinary Profit	300,6	176,3	70,5%	252,7	213,2	18,5%
EBT	300,6	176,3	70,4%	252,7	213,3	18,5%
Net Income	**198,2**	**137,0**	**44,6%**	**166,2**	**138,1**	**20,4%**

Grupo Ferrovial – Results January – June 2005 – Unaudited figures, in million euro ferrovial

Annex II – IFRS: Impact on the Income Statement January-June 2004

	PGC june-04	Capitalization of the Financial	Goodwill	Concessions Depreciation	Treasury Stock Sales	Derivatives	Other	IFRS june-04
Net sales	**3.520,8**						**-9,2**	**3.511,6**
Other revenues	12,7						-0,5	12,2
Changes in inventories of finished goods and work in progres	59,4						0,0	59,4
Total Operating revenues	**3.592,9**	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**	**-9,7**	**3.583,2**
External and operating expenses	2.353,9						-6,8	2.347,1
Personnel expenses	765,0						-1,6	763,3
EBITDA	**474,0**	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**	**-1,2**	**472,9**
Period depreciation	95,3			22,9			-1,5	116,7
Change in operating provisions	13,5					0,4	0,0	13,8
Total Operating expenses	**3.227,6**	**0,0**	**0,0**	**22,9**	**0,0**	**0,4**	**-10,0**	**3.240,9**
EBIT	**365,3**	**0,0**	**0,0**	**-22,9**	**0,0**	**-0,4**	**0,4**	**342,3**
Financial Result	**-45,2**	**-125,2**	**0,0**	**0,0**	**0,0**	**2,4**	**-0,1**	**-168,1**
Financial Result from Concesionaries	-34,8	-125,2					-2,0	-162,1
Financial Result Rest of the Group	-10,4					2,4	1,9	-6,1
Equity-accounted affiliates	3,4	-3,7		0,4		-3,1	3,4	0,3
Goodwill	-38,2		38,2				0,0	0,0
Other profit and loss	0,0						1,9	1,9
Ordinary Profit	**285,2**	**-128,9**	**38,2**	**-22,6**	**0,0**	**-1,1**	**5,5**	**176,3**
Extraordinary Gains / Losses	16,2				-14,5		-1,6	0,0
EBT	**301,3**	**-128,9**	**38,2**	**-22,6**	**-14,5**	**-1,1**	**3,9**	**176,3**
Corporate income tax	-96,8	41,7	-10,0	7,6	5,1	0,3	-5,0	-57,1
CONSOLIDATED INCOME	**204,5**	**-87,2**	**28,2**	**-15,0**	**-9,4**	**-0,8**	**-1,2**	**119,2**
Minority interests	-36,0	49,1	-1,8	8,6			-2,8	17,1
ATTRIBUTABLE NET INCOME	**168,5**	**-38,1**	**26,4**	**-6,4**	**-9,4**	**-0,8**	**-3,9**	**136,3**
Net result from discontinued operations	0,0	0,0	0,0	0,0		0,0	0,7	0,7
TOTAl ATTRIBUTABLE NET INCOME	**168,5**	**-38,1**	**26,4**	**-6,4**	**-9,4**	**-0,8**	**-3,2**	**137,0**

Annex III - Contracts obtained in the quarter

Construction

- Construction of the Law and Labour Science Schools for the University of Seville.
- Emergency work to build a containment embankment around the Arenós reservoir in Puebla de Arenoso (Castellón)
- Dock expansion and improvement at the Port of Mahón (Menorca)
- Work on the automatic river information system in the Duero basin (Valladolid)
- Construction of a business park at Avenida Manoteras (Madrid)
- Site development work at San Roque, Portugalete (Vizcaya)
- Burial of the stretch of the M-30 road between the Segovia and San Isidro bridges (Madrid)
- Refurbishment and expansion of the National Statistics Institute headquarters building at Paseo de la Castellana, 183 (Madrid)
- Modification work on Madrid Metro Line 3 between Argüelles and Moncloa stations (Madrid)
- Construction of the Higher School of Music in Lisbon (Portugal)
- Construction of the N1/A1 toll road between Dundalk and Newry (Northern Ireland)

Services

- Maintenance of Halton Borough Council's road network in 2005 and 2006 (UK)
- Maintenance contract for the British Armed Forces C Vehicle machinery fleet (UK)
- Facility management and maintenance contract for schools in Northamptonshire (UK)
- Road maintenance and works management for Bedfordshire county (UK)
- School cleaning contract in San Fernando (Madrid)
- Road infrastructure upkeep, maintenance and replacement in the municipality of Móstoles (Madrid)
- Cleaning contract for the Valme hospital district (Andalucía)
- Comprehensive cleaning contract for the University of La Laguna (Tenerife)
- Access control and maintenance during the summer at municipal sports facilities (Zaragoza)
- Park, garden and tree conservation and maintenance in south and east Valladolid
- Municipal solid waste collection, street cleaning and recycling point management in Guadalix de la Sierra (Madrid)

- Maintenance works for gardens and forests in the municipality of Granada

Infrastructure

- On-street parking control in Yecla (Murcia)
- Operation of the municipal car park at Avenida Francesc Macià in Sant Cugat del Vallès (Barcelona)
- Parking meter maintenance, technology assistance and cash withdrawal in Vitoria
- On-street parking management in Ourense

ferrovial

File No. 82-4939

Impact of International Financial Reporting Standards December 2004

12 May 2005

CONTENTS

1.- Introduction

• This information has been prepared to explain the most significant changes identified as a result of the application of IFRS to the consolidated financial statements as of December 2004. Please note that:

- This information is preliminary:

  • Based on the standards known at this time.

  • Those standards may be modified before the preparation of the official 2005 financial statements.

  • Certain matters of interpretation are currently open, most notably the interpretation currently being discussed by IFRIC (International Financial Reporting Interpretations Committee) regarding the concession business. The final position adopted by that committee may have a significant impact on figures presented here.

- This information is unaudited. Although the company's auditors have assisted in reviewing it, the final auditors' report will be issued on the official financial statements for 2005.

2.- Methods adopted (I)

- **IAS 32 and 39 (Financial Instruments):** applied from 1 January 2004.

- **Concession business:**
  - IFRIC draft interpretation (D12. D13 and D14) not applied.
  - The impact of not capitalising financial expenses on toll roads after the end of construction is considered.
  - Depreciation on a straight-line basis. Pending final interpretation.

- **Share-based remuneration systems**: IFRS 2 applied since 1 January 2004.

2.- Methods adopted (II)

- **Property, plant and equipment and Intangible assets:** Cost.
- **Jointly-controlled companies and joint ventures**: proportionate consolidation.
- **Business combinations:** those prior to 1 January 2004 are not restated.
- **Accumulated translation differences:** eliminated against reserves

3.- Summary of main impacts

	Spanish GAAP	IFRS	DIFFERENCE
NET INCOME	556.8	528.7	-28.1
NET INCOME (EXC. CINTRA IPO)	344.0	289.9	-54.1
NET EQUITY	2,253.1	2,542.3	289.2
NET EQUITY (EXC.MINORITY INTEREST)	2,253.1	1,909.4	-343.7

(*) Amounts in million euro

4.- Impact on income statement
Income statement 2004

INCOME STATEMENT	Spanish GAAP 2004	IFRS 2004	Change
Net sales	7,268.2	7,254.0	-14.2
Operating income	**765.7**	**719.6**	**-46.1**
EBITDA	**1,030.4**	**1,030.4**	
Financial result	-83.2	-350.2	-267.0
Equity-accounted affiliates	11.1	-3.4	-14.5
Goodwill amortisation	-76.5	0.5	77.0
Other income and loss		311.5	311.5
Income from ordinary activities	**617.1**	**678.0**	**60.9**
Extraordinary result	295.1		-295.1
Income before taxes	**912.2**	**678.0**	**-234.1**
Corporate income tax	-267.2	-170.1	97.1
Minority interest	-88.2	-11.0	77.2
Income from discontinued operations		**31.8**	**31.8**
Net income	**556.8**	**528.7**	**-28.1**

(*) Amounts in million euro

4.- Impact on income statement
Proforma income statement 2004 excluding the impact of the Cintra IPO

INCOME STATEMENT	Spanish GAAP 2004	IFRS 2004	Change
Net sales	7.268,2	7.254,0	-14,2
Operating income	**765,7**	**719,6**	**-46,1**
EBITDA	**1.030,4**	**1.030,4**	
Financial result	-83,2	-350,1	-266,9
Equity-accounted affiliates	11,1	-3,4	-14,5
Goodwill amortisation	-76,5	0,5	77,0
Other income and loss		-29,0	-29,0
Income from ordinary activities	**617,1**	**337,6**	**-279,5**
Extraordinary result	21,6		-21,6
Income before taxes	**638,7**	**337,6**	**-301,1**
Corporate income tax	-206,8	-109,6	97,2
Minority interest	-87,9	30,1	118,0
Income from discontinued operations		**31,8**	**31,8**
Net income	**344,0**	**289,9**	**-54,1**

(*) Amounts in million euro

4.1 Change in net income


556,8
RECURRING IMPACTS
NON- RECURRING IMPACTS
528,7
GOODWILL
57,4
CONCESSION
DEPRECIATION
-13,2
CINTRA
IPO
DERIVATIVES
VALUATION
OTHER
-3,5
-8,6
1,4
NET
INCOME
Spanish
GAAP
2004
-78,9
CAPITALIZ.
FIN. Expenses.
0,7
OTHER
RECURRING
26,2
-9,6
Treasury
stock
EXCHANGE
DIFF.
NET
INCOME
IFRS
2004

(*) Amounts in million euro

CAPITALISATION OF FINANCIAL EXPENSES INFRASTRUCTURE

IMPACT ON INCOME STATEMENT	
FINANCIAL RESULT	-254.6
EQUITY AFFILIATES	-4.4
CORPORATE INCOME TAX	79.8
MINORITY INTEREST	100.3
NET INCOME	**-78.9**

IMPACT ON BALANCE SHEET	
DEFERRED EXPENSES	-254.6
EQUITY AFFILIATES	-4.4
DEFERRED TAXES	79.8
MINORITY INTEREST	100.3

(*) Amounts in million euro

- **Spanish GAAP**
  - Financial expenses can be capitalised during construction.
  - During operation, financial expenses can be capitalised if recognised as expense on the basis of expected revenues
- **IFRS**
  - Financial expenses can be capitalised during construction.
  - May not be capitalised during operation.

GOODWILL

IMPACT ON INCOME STATEMENT	
GOODWILL AMORTISATION	-76.4
CORPORATE INCOME TAX	-15.7
MINORITY INTEREST	-3.3
NET INCOME	**57.4**

IMPACT ON BALANCE SHEET	
GOODWLL	-76.4
DEFERRED TAXES	-15.7
MINORITY INTEREST	-3.3

(*) Amounts in million euro

- **Spanish GAAP**
  - Amortisation of consolidation goodwill is allowed over at most 20 years.
- **IFRS**
  - No systematic annual amortisation.
  - Consolidation goodwill tested each year for impairment.
  - Foreign companies: goodwill denominated in currency of acquiree.

CONCESSION DEPRECIATION

IMPACT ON INCOME STATEMENT	
OPERATING INCOME	-46.3
CORPORATE INCOME TAX	15.6
MINORITY INTEREST	17.5
NET INCOME	**13.2**

IMPACT ON BALANCE SHEET	
CONCESSION ASSETS	-46.3
DEFERRED TAXES	15.6
MINORITY INTEREST	17.5

(*) Amounts in million euro

- **Spanish GAAP**
  - Reversion fund amortised on the basis of expected revenues.
  - Other assets depreciated on a straight-line basis or using other technical criteria.
- **IFRS**
  - Final treatment will depend on:
    - Classification under IFRIC interpretation of the type of asset to be recognised (tangible, intangible or financial).
    - Depreciation method established in interpretation.
  - We have assumed the most conservative assumption (straight-line).

OTHER RECURRING EFFECTS

• START-UP EXPENSES	2.6
• FINANCIAL LEASE CONTRACTS	0.2
• BIDDING EXPENSES	-0.4
• SHARE-BASED REMUNERATION SYSTEMS	-1.7
TOTAL	**0.7**

(*) Amounts in million euro

CINTRA IPO

IMPACT ON INCOME STATEMENT	
EXTRAORDINARY RESULT	67.0
MINORITY INTEREST	-40.8
NET INCOME	**26.2**

- **IFRS**
  - The difference arises due to a reduction in the book value of Cintra's assets caused by adjustments to its equity
  - Consequently, as the book value of assets is lower, the capital gain is higher.

(*) Amounts in million euro

INCOME FROM PURCHASE/SALE OF TREASURY STOCK

IMPACT ON INCOME STATEMENT	
EXTRAORDINARY RESULT	-14.7
CORPORATE INCOME TAX	5.1
NET INCOME	**-9.6**

- **Spanish GAAP**
  - Outcome of transactions with own shares is recognised as extraordinary result..

IMPACT ON BALANCE SHEET	
RESERVES	9.6
NET INCOME	- 9.6

- **IFRS**
  - Outcome of transactions with own shares is recognised in equity.

(*) Amounts in million euro

DERIVATIVES

IMPACT ON INCOME STATEMENT	
FINANCIAL RESULT	5.3
RDO. EQUITY AFFILIATES	-10.7
CORPORATE INCOME TAX	1.9
NET INCOME	**-3.5**

IMPACT ON BALANCE SHEET	
FAIR VALUE DERIVATIVES	5.3
EQUITY AFFILIATES	-10.7
DEFERRED TAXES	1.9
INCOME	**-3.5**

(*) Amounts in million euro

- **Spanish GAAP**
  - Not recognised until realised.
- **IFRS**
  - Recognised in balance sheet at fair value.
  - Impact on income:
  - Recognised as hedge of risks in effective transactions:
    - Against reserves until the hedged transaction is performed.
    - Netted when the hedged transaction is performed.

Non-effective or speculative transactions are recognised in income.

EXCHANGE DIFFERENCES

IMPACT ON INCOME STATEMENT	
FINANCIAL RESULT	-14.9
CORPORATE INCOME TAX	3.8
MINORITY INTEREST	2.5
NET INCOME	**-8.6**

IMPACT ON BALANCE SHEET	
RESERVES	-14.9
DEFERRED TAXES	3.8
MINORITY INTEREST	2.5
INCOME	-8.6

- Spanish GAAP
  - Exchange gains are recognised in income when realised.
- IFRS
  - Exchange differences are recognised in income when they become known.

(*) Amounts in million euro

RECLASSIFICATIONS

- **DISCONTINUED OPERATIONS**
  - Under IFRS, income from operations being divested are recognised in a separate line-item.

- **EXTRAORDINARY INCOME**
  - There is no extraordinary income; it is classified under ordinary activities on the basis of its nature.

NET INCOME 2004

NET INCOME BY DIVISION	Spanish GAAP 2004	IFRS 2004	Chg.	Chg.
Corporation and other	-3,1	-12,4	-9,3	299,6%
Construction	145,7	138,9	-6,8	-4,6%
Infrastructure	288,8	238,4	-50,4	-17,5%
Real Estate	66,7	67,9	1,2	1,8%
Services	58,7	95,8	37,1	63,1%
Grupo Ferrovial Net Result	556,8	528,7	-28,1	-5,1%

(*) Amounts in million euro

4.- Impact on income statement -4..3 Impact by business area.

NET INCOME 2004 (EXCLUDING IMPACT OF CINTRA IPO)

NET INCOME BY DIVISION	Spanish GAAP 2004	IFRS 2004	Change	Change
Corporation and other	-3,1	-12,4	-9,3	299,6%
Construction	145,7	138,9	-6,8	-4,6%
Infrastructure	76,0	-0,4	-76,4	-100,5%
Real Estate	66,7	67,9	1,2	1,8%
Services	58,7	95,8	37,1	63,1%
Grupo Ferrovial net income	344,0	289,9	-54,1	-15,7%

(*) Amounts in million euro

4.- Impact on income statement -4..4 Detail of adjustments to income statement

DETAIL OF ADJUSTMENTS TO INCOME STATEMENT

	Spanish GAAP	Capitalization of the Financial	Goodwill	Concessions Depreciation	CINTRA IPO	Treasury Stock Sales	Derivatives	Exchange differences	Discontinued Operation	Extraordinaries	Other	TOTAL
Net sales	7.268,2								-14,2		0,0	7.254,0
EBIT	765,7			-46,3					-2,4		2,4	719,3
Financial Result	-83,2	-254,6					5,3	-14,9	0,2		-3,0	-350,1
Equity-accounted affiliates	11,1	-4,4					-10,7				0,7	-3,4
Goodwill Depreciation	-76,5		76,5								0,5	0,5
Other profit and loss					67,0				-28,7	273,5	-0,3	311,5
Profit from Ordinary Activities	**617,1**	**-259,0**	**76,5**	**-46,3**	**67,0**	**0,0**	**-5,4**	**-14,9**	**-30,9**	**273,5**	**0,2**	**677,8**
Extraordinary Result	295,1					-14,7			-6,9	-273,5	0,0	0,0
EBT	**912,2**	**-259,0**	**76,5**	**-46,3**	**67,0**	**-14,7**	**-5,4**	**-14,9**	**-37,8**	**0,0**	**0,2**	**677,8**
Taxes	-267,2	79,8	-15,7	15,5	0,0	5,1	1,9	3,8	6,0		0,8	-169,9
Minorities	-88,2	100,3	-3,3	17,5	-40,8			2,5	0,0		1,1	-10,9
Net result from discontinued operations	0,0								31,8		0,0	31,8
TOTAI ATTRIBUTABLE NET INCOME	**556,8**	**-78,9**	**57,4**	**-13,2**	**26,2**	**-9,6**	**-3,5**	**-8,6**	**0,0**	**0,0**	**2,1**	**528,7**

(*) Amounts in million euro

MAIN IMPACT ON NET EQUITY

EQUITY UNDER SPANISH GAAP AND IFRS

EQUITY DECEMBER 2004 SPANISH GAAP	**2.253,1**
Reduction in income	**-28,1**
Reduction in equity not recognised in income	**-315,7**
-Capitalisation of financial result	-282,9
-Impact on depreciation	-62,2
-Own shares	9,5
-Valuation of derivatives	-14,2
-Share-based remuneration systems	19,1
-Reversal of infrastructure provision due to change in accounting metho	25,2
- Other	-10,2
Subtotal: Equity excluding minority interest	**1.909,3**
Minority interest	633,0
EQUITY DECEMBER 2004 IFRS	**2.542,3**

(*) Amounts in million euro

5.- Main impacts on net equity

CAPITALISATION OF FINANCIAL INCOME - TOLL ROADS

	ASSETS
DEFERRED EXPENSES	- 910.2
EQUITY AFFILIATES	-38.9
TOTAL ASSETS	**- 949.1**
	LIABILITIES
RESERVES	
MINORITY INTEREST	
DEFERRED TAXES	**-282.9**
TOTAL LIABILITIES	-352.4
	-313.8
	- 949.1

- **Spanish GAAP**
  - Financial expenses can be capitalised during construction.
  - During operation, financial expenses can be capitalised if recognised as expense on the basis of expected revenues

- **IFRS**
  - Financial expenses can be capitalised during construction.
  - May not be capitalised after entry into service

(*) Amounts in million euro

DEPRECIATION

	ASSETS
CONCESSION ASSETS	-252.8
DEFERRED TAXES	87.7
TOTAL ASSETS	**- 165.1**
	LIABILITIES
RESERVES	**-62.2**
MINORITY INTEREST	-102.9
TOTAL LIABILITIES	**- 165.1**

(*) Amounts in million euro

- **Spanish GAAP**
  - Reversion fund amortised on the basis of expected revenues.
  - Other assets depreciated on a straight-line basis or using other technical criteria.
- **IFRS**
  - Final treatment will depend on:
    - Classification under IFRIC interpretation of the type of asset to be recognised (tangible, intangible or financial).
    - Depreciation method established in interpretation.
  - We have assumed the most conservative assumption (straight-line).

TREASURY STOCK

ASSETS	
TRESURY STOCK	-3.1
TOTAL ASSETS	**-3.1**
LIABILITIES	
RESERVES	-3.1
TOTAL LIABILITIES	**-3.1**

- **IFRS**
  - Own shares are recognised as a reduction in equity.

(*) Amounts in million euro

DERIVATIVES

	ASSETS
DERIVATIVES FAIR VALUE	18.9
DEFERRED TAXES	17.0
TOTAL ASSETS	**35.9**
	LIABILITIES
RESERVES	-14.2
MINORITY INTEREST	-21.2
DEFERRED REVENUES	-1.1
DERIVATIVES FAIR VALUE	69.1
DEFERRED TAXES	3.4
TOTAL LIABILITIES	**35.9**

- **Spanish GAAP**
  - Not recognised until realised.
- **IFRS**
  - Recognised in balance sheet at fair value.
  - Impact on income:
  - Recognised as hedge of risks in effective transactions:
    - Against reserves until the hedged transaction is performed.
    - Netted when the hedged transaction is performed.

Non-effective or speculative transactions are recognised in income.

(*) Amounts in million euro

SHARE-BASED REMUNERATION SYSTEMS

	ASSETS
FAIR VALUE DERIVATIVES	44.2
TOTAL ASSETS	**44.2**
	LIABILITIES
RESERVES	19.1
LONG-TERM STAFF LOANS	15.9
DEFERRED TAXES	9.2
TOTAL LIABILITIES	**44.2**

- **Spanish GAAP**
  - No expense booked as not considered an economic hedge.
- **IFRS**
  - Valuation in accordance with IFRS 2
  - Systems established before December 2003. The company considers that they are effective hedges

Independently of their accounting treatment. they are neutral for the company's equity as the amount of employee remuneration to be incurred is covered by the existing hedges

(*) Amounts in million euro

REVERSAL OF PROVISION FOR CHANGE IN BOOK VALUE

ASSETS	
FINANCIAL ASSETS	42,2
TOTAL ASSETS	**42.2**
LIABILITIES	
RESERVES	25.2
MINORITY INTEREST	17.0
TOTAL LIABILITIES	**42.2**

- **IFRS:**

Application of IFRS reduces equity. leadng to a lower carrying value of the Chilean companies and, therefore, the release of the existing provision.

(*) Amounts in million euro

6.- Reclassifications of balance sheet line-items

- Deferred expenses- Bonds issued at a discount
- Deferred expenses - Debt arrangement expenses
- Reclassification of provisions to other balance sheet items (reversion fund, property, plant and equipment, debt, inventories)

(*) Amounts in million euro

6.1 Deferred expenses - Bonds issued at a discount

	ASSETS
DEFERRED REVENUES	-68.6
ACCRUAL ADJUSTMENTS	-36.6
TOTAL ASSETS	**- 105.2**
	LIABILITIES
LONG-TERM BONDS	-60.1
SHORT-TERM BONDS	-45.1
TOTAL LIABILITIES	**- 105.2**

- **Spanish GAAP:**
  - The nominal value is recognised as debt and the difference with respect to the issue value is recognised as deferred expenses.
- **IFRS:**
  - Included in the value of the debt (amortised cost)

(*) Amounts in million euro

6.2 Debt arrangement expenses

	ASSETS
DEFERRED EXPENSES	-172.3
ACCOUNTS RECEIVABLE	- 1.2
TOTAL ASSETS	**- 173.5**
	LIABILITIES
LONG-TERM BONDS	- 20.3
SHORT-TERM BANK DEBT	-153.2
TOTAL LIABILITIES	**- 173.5**

- **Spanish GAAP**
  - Debt arrangement expenses are capitalised as deferred expenses.
- **IFRS:**
  - Debt arrangement expenses are treated as a reduction in the value of the debt.

(*) Amounts in million euro

6.3 Reclassifications of provisions to other balance sheet items

	ASSETS
INVENTORIES	- 9.2
CONCESSION ASSETS	-118.9
PROPERTY.PLANT & EQ.	-12.1
TOTAL ASSETS	**-140.2**
	LIABILITIES
PROV FOR CONTING & EXP	-193.5
DEBT	53.3
TOTAL LIABILITIES	**- 140.2**

- **IFRS**
  - The Reversion Fund is reclassified as an increase in accumulated amortisation, neted off the value of concession assets.
  - Provisions for contingencies and expenses for fixed assets and inventories are netted off their value.
  - Provisions for contingencies and expenses for exchange rates on bank debt are classified as an increase in the value of the debt.

(*) Amounts in million euro

7.- Main impact on balance sheet line items: ASSETS

ASSETS	Spanish GAAP 2004	IFRS 2004	Change
Uncalled capital	0.2	0.2	0.0
Fixed assets	7,519.8	7,059.9	-459.9
Start-up expenses	9.2	0.0	-9.2
Intangible assets	184.4	185.4	1.1
Property, plant and equipment	602.8	579.8	-23.0
Concession assets	5,835.6	5,463.9	-371.7
Financial assets	884.8	830.8	-54.0
Own shares	3.1	0.0	-3.1
Financial derivatives at fair value		**68.4**	**68.4**
Consolidation goodwill	**1,237.4**	**1,278.2**	**40.8**
Deferred expenses	**1,377.5**	**0.0**	**-1,377.5**
Deferred taxes	**144.6**	**267.3**	**122.7**
Current assets	**6,364.0**	**6,307.7**	**-56.3**
Total assets	***16,643.6***	***14,981.8***	***-1,661.8***

(*) Amounts in million euro

7.- Main impact on balance sheet line items: LIABILITIES

LIABILITIES	Spanish GAAP 2004	IFRS 2004	Change
Equity excluding minority interests		**2.542,4**	**2.542,4**
Equity	**2.253,1**	**1.909,4**	**-343,0**
Capital stock and issue premium	333,6	333,6	0,0
Own shares	0,0	-3,1	-3,1
Translation differences	-55,5	-2,7	52,8
Reserves	1.418,2	1.052,8	-365,4
Income and loss	556,8	528,7	-28,1
Outside shareholders	**1.236,7**	**633,0**	**-603,6**
Negative consolidation difference	**7,9**	**-0,9**	**-8,8**
Deferred revenues	**233,7**	**202,4**	**-31,4**
Provisions for contingencies and expens	**486,3**	**231,5**	**-254,8**
Financial derivatives at fair value		**69,1**	**69,1**
Long-term debt	**7.074,8**	**6.970,9**	**-103,9**
Deferred taxes	**492,2**	**139,5**	**-352,7**
Current liabilities	**4.858,9**	**4.827,0**	**-31,9**
Total liabilities	***16.643,6***	***14.981,9***	***-1.661,7***

(*) Amounts in million euro

7.- Main impact on balance sheet line items - Net cash position

NET CASH POSITION	Spanish GAAP 2004	IFRS 2004	Change
Net cash position concession companies	**-5,561.9**	**-5,319.9**	**-225.4**
Cash & cash eq. - concession companies	609.9	609.9	0.0
Bonds issued - concession companies	3,682.9	3,610.7	-72.2
Bank debt - concession companies	2,489.0	2,335.8	-153.2
Net cash position - other companies	**138.9**	**139.9**	**-1.0**
Cash & cash eq.	1,422.6	1,422.6	0.0
Bank debt	1,275.8	1,274.8	1.0
Debt to group and associated cos.	7.9	7.9	0.0

7.- Impact on balance sheet line items - Assets by item

ASSETS	Spanish GAAP DIC 04	Capit. Financ.	Goodwill	Deprec	Treasury Stock	Cintra IPO	Derivatives	Remuneration System	Reclasif. Prov.	Bonds issued at a discount	Other	NIIF DIC 04
Due from shareholder for uncalled capital	0,2										0,0	0,2
FIXED ASSETS	7.519,8	-43,3	0,0	-299,1	-3,1	0,0	-10,7	0,0	-131,0	0,0	27,5	7.060,1
Star-up expenses	9,2										-9,2	0,0
Intangibles assets	184,4										1,1	185,4
Tangible fixed assets	602,8								-12,1		-10,9	579,8
Concession companies assets	5.835,6			-299,1					-118,9		46,3	5.463,9
Long-term financial investments	884,8	-43,3					-10,7				0,2	830,9
Own Shares	3,1				-3,1						0,0	0,0
DERIVATIVES AT FAIR VALUE							24,2	44,2			0,0	68,4
GOODWILL IN CONSOLIDATION	1.237,4		76,5								-35,7	1.278,2
DEFERRED EXPENSES	1.377,5	-1.164,8								-241,0	28,3	0,0
DEFERRED TAXES	144,6			103,3			18,9				0,4	267,2
CURRENT ASSETS	6.364,0								-9,2	-1,2	-45,9	6.307,7
											0,0	
Total Activo	*16.643,6*	*-1.208,1*	*76,5*	*-195,8*	*-3,1*	*0,0*	*32,4*	*44,2*	*-140,2*	*-242,2*	*-25,4*	*14.981,8*

7.- Impact on balance sheet line items - Liabilities by item

Liabilities	Spanish GAAP DIC 04	Capit Financ.	Goodwill	Depreciation	Treasury Stock	Cintra IPO	Derivatives	Remuneration System	Reclas. Provisions	Bonds issued at a discount	Other
EQUITY WITH MINORITY INTEREST											
SHAREHOLDER'S EQUITY	2.253,1	-361,8	57,4	-75,4	-3,1	7,7	-17,7	17,4	0,0	0,0	31,7
Capital suscrito y Prima de Emisión	333,6										0,0
Treasury Stock	0,0				-3,1						0,0
Diferencias de conversión	-55,5										52,8
Reserves	1.418,2	-282,9		-62,2	9,5	-18,5	-14,2	19,1			-16,1
Profit and loss	556,8	-78,9	57,4	-13,2	-9,5	26,2	-3,5	-1,7			-5,0
Socios Externos	1.236,7	-452,7	3,2	-120,4		-7,7	-21,2				-4,9
NEGATIVE DIFERENCE IN CONSOLIDATION	7,9										-8,8
DEFERRED REVENUES	233,7						-1,1				-30,3
											0,0
Operating Provisions	486,3								-193,5		-19,1
Derivatives at fair value							69,1				0,0
Long term debt	7.074,8						3,3	17,6	53,3	-233,7	55,6
Deferred taxes	492,2	-393,6	15,9					9,2			15,8
Current liabilities	4.858,9									-8,5	-23,4
Total liabilities	16.643,6	-1.208,1	76,5	-195,8	-3,1	0,0	32,4	44,2	-140,2	-242,2	-25,5

8.- Regulatory situation of the concession business

- Since October 2003, IFRIC has been analysing the issuance of an interpretation in connection with the concession business
- The interpretation will be applicable to all types of public concessions (including services)
- On 3 March 2005, it issued three draft interpretations that are currently open to public comment (until 31 May).
- After considering feedback, the IFRIC and IASB must approve those interpretations.
- Those interpretations must then be ratified by the European Union.
- According to the current wording, they will be applicable to years commencing on or after 1 January 2006.

8.- Regulatory situation of the concession business

The current draft poses two alternative models for accounting :

- Intangible asset model: For regulated concessions in which the concession operator charges the user.
- Financial asset model: For regulated concessions in which the concession operator charges the Administration.

The demarcation between the two models may be changed in the final interpretation.

8.- Regulatory situation of the concession business

The two models have very different accounting impacts

Comparative analysis of income
Standard 30-year concesson

Million euro

30 years



Intangible
Financial asset
ICAC
110
100
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
3
5
7
9
11
13
15
17
19
21
23
25
27
29

8.- Regulatory situation of the concession business

Million euro

Comparative analysis of income statement

INTANGIBLE ASSET				FINANCIAL ASSET	
Revenue	6,943.6	A	B	3,585.8	Revenue
Operating expense	-3,334.6			-3,334.6	Operating expense
		+			
EBITDA	3,609.0			251.2	**EBITDA**
Depreciation	-1,336.7	D	+	0.0	Depreciation
OPERATING INCOME	2,272.2			251.2	**OPERATING INCOME**
Financial expense	-930.4			-930.4	Financial expense
			C	2,021.0	Financial revenues
Income before taxes	1,341.8			1,341.8	**Income before taxes**
Taxes	-469.6			-469.6	Taxes
Net income	872.2			872.2	**Net income**

A+D = B+C

9.- Conclusions

- Accounting change: No impact on cash flow from operations.
- Does not affect individual company accounts: no effect on tax flows.
- Uncertainty in the concession business. Possible changes in 2006.
- Will not affect dividend policy.
- New concessions and refinancing of existing concessions: source of value which may negatively impact the income statement in the early years.

File No. 82-4939

GENERAL	VERSION 5.0.6

Security reference

INFORMATION ABOUT:
PERIOD First half **Year** 2005

I. IDENTIFICATION DETAILS OF ISSUER

Company name: Grupo Ferrovial, S.A.

Domicile: CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID

Tax ID Number: A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company: Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified by the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

		Individual	Consolidated
I. Identification details of issuer	**0010**	X	
II. Change in consolidated group	**0020**		X
III. Basis of presentation and valuation standards	**0030**	X	X
IV. Balance sheet (*)	**0040**	X	X
V. Income statement (*)	**0050**	X	X
VI. Comparative consolidated balance sheet	**0060**		X
VII. Breakdown of net revenue by activity	**0070**	X	X
VIII. Number of employees	**0080**	X	X
IX. Business performance	**0090**	X	X
X. Issues, redemptions and cancellation of debt securities	**0100**		
XI. Dividends distributed	**0110**	X	
XII. Significant events	**0120**	X	X
XIII. Annex explaining significant events	**0130**	X	X
XIV. Related-party transactions	**0140**	X	X
XV. Special auditors' report	**0150**		

(*) The consolidated balance sheet and income statement are completed according to current legislation.

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (1)

The main changes in the scope of consolidation in 1H05 were as follows:

- Infrastructure:

The Chicago Skyway Toll Bridge System was consolidated for the first time.
On 15 October 2004, Cintra Concesiones de Infraestructura de Transporte, S.A. obtained the Chicago Skyway Toll Bridge System concession. The winning consortium comprises Cintra (55%) and Australian group Macquarie (45%).

The Chicago Skyway Toll Bridge System 99-year concession includes maintenance and operation of a 12.5 km toll road. The project involves an investment of 1.82 billion dollars.

Cintra Concesiones de Infraestructura de Transporte, S.A sold a 5% stake in Autopista de Sol to Unicaja, lowering its stake to 80%.

- Services:

Amey Plc acquired an additional 33% of Tube Lines Limited, which holds a 30-year administrative concession to maintain, upkeep and renew three London Underground lines, so it now controls 66%.

That stake is proportionally consolidated since it is considered that there is joint control with the other consortium member, US group Bechtel.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

The same principles and criteria used in the 2004 financial statements were applied in the parent company's financial information.

Regarding the impact of the transition to IFRS at December 2004 on the consolidated group, we attach a PDF in section IX on Business Performance.

The detail of the completed work pending certification requested in section VII on Breakdown of net revenue by activity is as follows:

	CONSOLIDATED (thousand euro)	
	Current year	Previous year
Completed work pending certification	363,856	369,507

IV. PARENT COMPANY BALANCE SHEET

(thousand euro)

	ASSETS		Current year	Previous year
A)	**DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL**	**0200**	0	0
I.	**Start-up expenses**	**0210**	0	0
II.	**Intangible assets**	**0220**	776	408
II.1.	Rights on leased assets	0221	776	408
II.2.	Other intangible assets	0222	0	0
III.	**Tangible fixed assets**	**0230**	7,910	8,224
IV.	**Long-term financial investments**	**0240**	1,798,835	1,804,103
V.	**Own shares held for the long term**	**0250**	1,351	1,364
VI.	**Long-term trade receivables**	**0255**	0	0
B)	**FIXED ASSETS (2)**	**0260**	**1,808,872**	**1,814,099**
C)	**DEFERRED CHARGES (3)**	**0280**	28	0
I.	**Due from shareholders for called capital**	**0290**	0	0
II.	**Inventories**	**0300**	677	646
III.	**Accounts receivable**	**0310**	61,997	65,653
IV.	**Short-term financial investments**	**0320**	1,122,631	1,005,897
V.	**Own shares held for the short term**	**0330**	0	0
VI.	**Cash**	**0340**	1,190	545
VII.	**Accrual adjustments**	**0350**	-192	-189
D)	**CURRENT ASSETS**	**0360**	**1,186,303**	**1,072,552**
	TOTAL ASSETS (A + B + C + D)	**0370**	**2,995,203**	**2,886,651**

	LIABILITIES		Current year	Previous year
I.	**Subscribed capital**	**0500**	140,265	140,265
II.	**Reserves**	**0510**	861,260	742,859
III.	**Prior years' results**	**0520**	0	0
IV.	**Period results**	**0530**	152,125	152,821
V.	**Interim dividends paid in the year**	**0550**	0	0
A)	**SHAREHOLDERS' EQUITY**	**0560**	**1,153,650**	**1,035,945**
B)	**DEFERRED REVENUES (4)**	**0590**	0	0
C)	**PROVISIONS FOR CONTINGENCIES AND EXPENSES**	**0600**	83	83
I.	**Issue of bonds and other marketable securities**	**0610**	0	0
II.	**Payable to credit institutions**	**0615**	400,621	300,000
III.	**Payable to group and associated companies**	**0620**	0	0
IV.	**Long-term trade payables**	**0625**	0	0
V.	**Other long-term payables**	**0630**	52,937	106,547
D)	**LONG-TERM DEBT**	**0640**	**453,558**	**406,547**
I.	**Issue of bonds and other marketable securities**	**0650**	0	0
II.	**Payable to credit institutions**	**0655**	2,211	208,745
III.	**Payable to group and associated companies**	**0660**	1,352,774	1,209,965
IV.	**Trade payables**	**0665**	5,666	4,919
V.	**Other short-term payables**	**0670**	26,505	19,642
VI.	**Accrual adjustments**	**0680**	2	783
E)	**CURRENT LIABILITIES (5)**	**0690**	**1,387,158**	**1,444,054**
F)	**PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES**	**0695**	754	22
	TOTAL LIABILITIES (A + B + C + D + E + F)	**0700**	**2,995,203**	**2,886,651**

V. PARENT COMPANY INCOME STATEMENT

(thousand euro)

			Current year		Previous year	
			Amount	**%**	**Amount**	**%**
+	Net revenues (6)	**0800**	25,708	100.00%	22,959	100.00%
+	Other revenues (7)	**0810**	38	0.15%	49	0.21%
+/-	Change in finished product and product-in-process inventories	**0820**	0	0.00%		0.00%
=	**TOTAL PRODUCTION VALUE**	**0830**	**25,746**	100.15%	**23,008**	100.21%
-	Net purchases	**0840**	-714	-2.78%	-325	-1.42%
+/-	Change in merchandise, raw material and other consumable inventories	**0850**		0.00%		0.00%
-	External and operating expenses (8)	**0860**	-13,209	-51.38%	-10,261	-44.69%
=	**ADJUSTED ADDED VALUE**	**0870**	**11,823**	45.99%	**12,422**	54.11%
+/-	Other expenses and revenues (9)	**0880**		0.00%		0.00%
-	Personnel expenses	**0890**	-11,310	-43.99%	-10,539	-45.90%
=	**GROSS OPERATING PROFIT**	**0900**	**513**	2.00%	**1,883**	8.20%
-	Depreciation and amortization	**0910**	-686	-2.67%	-821	-3.58%
-	Reversion Fund provision	**0915**	0	0.00%	0	0.00%
+/-	Change in working capital provisions (10)	**0920**	68	0.26%	37	0.16%
=	**NET OPERATING PROFIT**	**0930**	**-105**	-0.41%	**1,099**	4.79%
+	Financial revenues	**0940**	173,003	672.95%	161,422	703.09%
-	Financial expenses	**0950**	-21,226	-82.57%	-20,337	-88.58%
+	Capitalised interest and exchange differences	**0960**		0.00%		0.00%
+/-	Amortisation and financial provisions (11)	**0970**		0.00%		0.00%
=	**PROFIT ON ORDINARY ACTIVITIES**	**1020**	**151,672**	589.98%	**142,184**	619.30%
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	**1021**		0.00%		0.00%
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	**1023**		0.00%		0.00%
+/-	Results from transactions with own shares and bonds (14)	**1025**	93	0.36%	14,517	63.23%
+/-	Prior years' results (15)	**1026**	50	0.19%		0.00%
+/-	Other extraordinary items (16)	**1030**		0.00%		0.00%
=	**PROFIT BEFORE TAXES**	**1040**	**151,815**	590.54%	**156,701**	682.53%
+/-	Corporate income taxes	**1042**	310	1.21%	-3,880	-16.90%
=	**PERIOD PROFIT**	**1044**	**152,125**	591.74%	**152,821**	665.63%

IV. CONSOLIDATED GROUP BALANCE SHEET (SPANISH GAAP)

(thousand euro)

	ASSETS		Current year	Previous year
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200		
I.	Start-up expenses	1210		
II.	Intangible assets	1220	0	0
II.1.	Rights on leased assets	1221		
II.2.	Other intangible assets	1222		
III.	Tangible fixed assets	1230		
IV.	Long-term financial investments	1240		
V.	Controlling company shares held for the long term	1250		
VI.	Long-term trade receivables	1255		
B)	FIXED ASSETS (2)	1260	0	0
C)	GOODWILL IN CONSOLIDATION (3)	1270		
D)	DEFERRED CHARGES (4)	1280		
I.	Due from shareholders for called capital	1290		
II.	Inventories	1300		
III.	Accounts receivable	1310		
IV.	Short-term financial investments	1320		
V.	Controlling company shares held for the short term	1330		
VI.	Cash	1340		
VII.	Accrual adjustments	1350		
E)	CURRENT ASSETS	1360	0	0
	TOTAL ASSETS (A + B + C + D + E)	1370	0	0

	LIABILITIES		Current year	Previous year
I.	Subscribed capital	1500		
II.	Reserves at controlling company	1510		
III.	Reserves at consolidated companies (17)	1520		
IV.	Translation differences (18)	1530		
V.	Results attributed to controlling company	1540		
VI.	Interim dividends paid in the year	1550		
A)	SHAREHOLDERS' EQUITY	1560	0	0
B)	MINORITY INTERESTS	1570		
C)	NEGATIVE DIFFERENCE IN CONSOLIDATION	1580		
D)	DEFERRED REVENUES (3)	1590		
E)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600		
I.	Issue of bonds and other marketable securities	1610		
II.	Payable to credit institutions	1615		
III.	Long-term trade payables	1625		
IV.	Other long-term payables	1630		
F)	LONG-TERM DEBT	1640	0	0
I.	Issue of bonds and other marketable securities	1650		
II.	Payable to credit institutions	1655		
III.	Trade payables	1665		
IV.	Other short-term payables	1670		
V.	Accrual adjustments	1680		
G)	CURRENT LIABILITIES (4)	1690		
H)	PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695	0	0
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	0	0

V. CONSOLIDATED GROUP INCOME STATEMENT (SPANISH GAAP)

(thousand euro)

			Current year		Previous year	
			Amount	%	Amount	%
+	Net revenues (6)	1800				
+	Other revenues (7)	1810				
+/-	Change in finished product and product-in-process inventories	1820				
=	TOTAL PRODUCTION VALUE	1830	0		0	
-	Net purchases	1840				
+/-	Change in merchandise, raw material and other consumable inventories	1850				
-	External and operating expenses (8)	1860				
=	ADJUSTED ADDED VALUE	1870	0		0	
+/-	Other expenses and revenues (9)	1880				
-	Personnel expenses	1890				
=	GROSS OPERATING PROFIT	1900				
-	Depreciation and amortization	1910				
-	Reversion Fund provision	1915				
+/-	Change in working capital provisions (10)	1920				
=	NET OPERATING PROFIT	1930	0		0	
+	Financial revenues	1940				
-	Financial expenses	1950				
+	Capitalized interest and exchange differences	1960				
+/-	Amortization and financial provisions (11)	1970				
+/-	Translation differences (19)	1980				
+/-	Results at equity-accounted affiliates	1990				
-	Amortization of goodwill in consolidation	2000				
+	Reversal of negative differences in consolidation	2010				
=	PROFIT ON ORDINARY ACTIVITIES	2020	0		0	
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	2021				
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	2023				
+/-	Results from transactions with own shares and bonds (14)	2025				
+/-	Prior years' results (15)	2026				
+/-	Other extraordinary items (16)	2030				
=	PROFIT BEFORE TAXES	2040	0		0	
+/-	Corporate income tax	2042				
=	PERIOD PROFIT	2044	0		0	
+/-	Profit attributed to minority interests	2050				
=	PERIOD PROFIT ATTRIBUTED TO CONTROLLING COMPANY	2060	0		0	

IV. CONSOLIDATED BALANCE SHEET (UNDER THE ADOPTED IFRS)

			Current year	Previous year
I.	Property, plant & equipment	4000	637,695	480,579
II.	Investment properties	4010		
III.	Goodwill	4020	1,323,326	1,327,167
IV.	Other intangible assets	4030	221,226	98,186
V.	Non-current financial assets	4040	915,640	602,850
VI.	Investments accounted for using the equity method	4050	182,171	219,333
VII.	Biological assets	4060		
VIII.	Deferred tax assets	4070	307,309	508,347
IX.	Other non-current assets	4080	7,750,923	5,480,499
A)	NON-CURRENT ASSETS	4090	**11,338,290**	**8,716,961**
I.	Biological assets	4100		
II.	Inventories	4110	1,708,403	1,534,077
III.	Trade and other receivables	4120	3,033,357	2,363,750
IV.	Other current financial assets	4140		
V.	Current income tax assets	4150	189,279	167,427
VI.	Other current assets	4160	387,183	355,609
VII.	Cash & cash equivalents	4170	1,606,616	1,027,886
	Subtotal current assets	4180	**6,924,838**	**5,448,749**
VIII.	Non-current assets held for sale and discontinued operations	4190		
B)	CURRENT ASSETS	4195	**6,924,838**	**5,448,749**
	TOTAL ASSETS (A + B)	4200	**18,263,128**	**14,165,710**

	LIABILITIES AND EQUITY		Current year	Previous year
I.	Capital	4210	140,265	140,265
II.	Other reserves (20)	4220	1,717,916	1,297,637
III.	Retained earnings (21)	4230	198,156	136,987
IV.	Other equity instruments	4235		
V.	Minus: Treasury shares	4240	-3,141	-3,163
VI.	Foreign exchange gains	4250		
VII.	Other measurement adjustments	4260	-16,476	15,993
VIII.	Revaluation reserves for non-current assets held for sale and discontinued operations	4265		
IX.	Minus: Interim dividends	4270		
	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4280	**2,036,720**	1,587,719
X.	Minority interest	4290	983,304	**446,100**
A)	EQUITY	4300	3,020,024	2,033,819
I.	Issue of bonds and other marketable securities	4310	3,346,786	2,940,058
II.	Payable to credit institutions	4320	5,359,470	3,071,818
III.	Other financial payables	4330	1,019	1,627
IV.	Deferred tax liabilities	4340	198,067	315,047
V.	Provisions	4350	140,367	172,834
VI.	Other non-current liabilities (22)	4360	673,304	607,407
B)	NON-CURRENT LIABILITIES	4370	**9,719,013**	**7,108,791**
I.	Issue of bonds and other marketable securities	4380	374,208	170,101
II.	Payable to credit institutions	4390	172,016	646,764
III.	Trade and other payables	4400	3,788,418	3,204,761
IV.	Other financial liabilities	4410	2,673	2,564
V.	Provisions	4420	305,910	260,134
VI.	Current income tax liabilities	4430	170,130	154,923
VII.	Other current liabilities	4440	710,736	583,853
	Subtotal current liabilities	4450	**5,524,091**	**5,023,100**
VIII.	Liabilities directly associated with non-current assets held for sale and discontinued operations	4465		
C)	CURRENT LIABILITIES	4470	**5,524,091**	**5,023,100**
	TOTAL LIABILITIES AND EQUITY (A + B + C)	4480	**18,263,128**	**14,165,710**

V. CONSOLIDATED GROUP INCOME STATEMENT (UNDER THE ADOPTED IFRS)

			Current year		Previous year	
			Amount	**%**	**Amount**	**%**
+	**Net revenue**	**4500**	4,073,774	100.00%	3,511,639	100.00%
+	**Other revenue**	**4510**	15,425	0.38%	12,250	0.35%
+/-	**Changes in inventories of finished goods and work in progress**	**4520**	24,959	0.61%	59,943	1.71%
-	**Cost of sales**	**4530**	-2,236,455	-54.90%	-1,951,239	-55.56%
-	**Staff costs**	**4540**	-846,679	-20.78%	-763,324	-21.74%
-	**Depreciation & amortisation**	**4550**	-146,451	-3.59%	-116,694	-3.32%
-	**Other expenses**	**4560**	-475,676	-11.68%	-410,247	-11.68%
=	OPERATING PROFIT/LOSS	**4570**	**408,897**	10.04%	**342,328**	9.75%
+	**Interest revenue**	**4580**	114,842	2.82%	42,706	1.22%
-	**Finance costs**	**4590**	-250,654	-6.15%	-209,908	-5.98%
+/-	**Net exchange differences**	**4600**	-5,524	-0.14%	-2,970	-0.08%
+/-	**Net gains/losses on financial instruments at fair value**	**4610**	-2,880	-0.07%	-1,047	-0.03%
+/-	**Net gains/losses on non-financial assets at fair value**	**4620**		0.00%		0.00%
+/-	**Net gains/losses on impairment/release of impairment of assets**	**4630**	54	0.00%	-135	0.00%
+/-	**Share of results from associated companies and joint ventures accounted for by the equity method**	**4640**	6,138	0.15%	3,362	0.10%
+/-	**Net gains/losses on the disposal of non-current assets or measurement of non-current assets held for sale not included in discontinued operations**	**4650**		0.00%		0.00%
+/-	**Other net gains/losses**	**4660**	29,689	0.73%	1,994	0.06%
=	PROFIT/LOSS BEFORE TAXES FOR CONTINUED OPERATIONS	**4680**	**300,562**	7.38%	**176,330**	5.02%
+/-	**Income tax expense**	**4690**	-93,572	-2.30%	-57,131	-1.63%
=	PROFIT/LOSS FOR CONTINUED OPERATIONS	**4700**	**206,990**	5.08%	**119,199**	3.39%
+/-	**Net profit/loss after taxes for discontinued operations (23)**	**4710**	0	0.00%	712	0.02%
=	PROFIT/LOSS FOR THE PERIOD	**4720**	**206,990**	5.08%	**119,911**	3.41%
+/-	**Minority interest**	**4730**	-8,834	-0.22%	17,076	0.49%
=	PROFIT/LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	**4740**	**198,156**	4.86%	**136,987**	3.90%

VI. CONSOLIDATED BALANCE SHEET COMPARING SPANISH GAAP AND THE ADOPTED IFRS

			Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Start-up expenses	5000		9,185
II.	Property, plant & equipment	5010	641,700	602,829
III.	Investment properties	5020		
IV.	Goodwill	5030	1,278,229	1,237,411
V.	Other intangible assets	5040	185,415	184,362
VI.	Non-current financial assets	5050	823,070	965,781
VII.	Shares in the parent held for the long term	5060		3,141
VIII.	Other non-current assets	5070	5,778,066	5,835,779
A)	LONG-TERM/NON-CURRENT ASSETS	5080	**8,706,480**	**8,838,488**
B)	DEFERRED CHARGES	5090		1,377,534
I.	Inventories	5100	1,568,055	1,577,562
II.	Trade and other receivables	5110	2,517,718	2,742,209
III.	Other current financial assets	5120	0	0
IV.	Shares in the parent held for the short term	5130		0
V.	Other current assets	5140	190,395	78,369
VI.	Cash & cash equivalents	5150	2,031,506	2,031,506
	Subtotal	5160	**6,307,674**	**6,429,646**
VII.	Non-current assets available for sale and discontinued operations	5170		
C)	CURRENT ASSETS	5175	**6,307,674**	**6,429,646**
	TOTAL ASSETS (A + B + C)	5180	**15,014,154**	**16,645,668**

	LIABILITIES		Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Capital	5190	140,265	140,265
II.	Reserves	5200	1,802,440	1,591,058
	Of which: Adjustment against reserves due to transition to IFRS (*)	5210	-370,205	
III.	Other equity instruments	5215		
IV.	Minus: Treasury shares	5220	-3,141	
V.	Other measurement adjustments	5230	4,850	
VI.	Profit/loss for the year	5240		556,841
VII.	Minus: Interim dividends	5250	-35,045	-35,045
A)	SHAREHOLDERS' EQUITY (SPANISH GAAP)/EQUITY ATTRIBUTED TO EQUITY HOLDERS OF THE PARENT (IFRS)	5260	**1,909,369**	**2,253,119**
B)	MINORITY INTEREST	5270	665,421	1,236,666
	TOTAL EQUITY UNDER IFRS (A + B)	5280	**2,574,790**	
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		7,908
D)	DEFERRED REVENUE	5300	0	233,745
I.	Issue of bonds and other marketable securities	5310	3,575,794	3,602,894
II.	Payable to credit institutions	5320	3,160,278	3,314,480
IV.	Provisions	5330	135,991	486,256
V.	Other non-current liabilities	5340	740,522	578,599
E)	LONG-TERM/NON-CURRENT LIABILITIES	5350	**7,612,585**	**7,982,229**
I.	Issue of bonds and other marketable securities	5360	34,947	80,047
II.	Payable to credit institutions	5370	450,204	458,043
III.	Trade and other payables	5380	3,075,651	3,241,752
IV.	Provisions	5390	314,920	314,920
V.	Other current liabilities	5400	951,057	837,239
	Subtotal	5410	**4,826,779**	**4,932,001**
VI.	Liabilities directly associated with non-current assets available for sale and discontinued operations	5420	0	
F)	SHORT-TERM/CURRENT LIABILITIES	5425	**4,826,779**	**4,932,001**
	TOTAL LIABILITIES AND EQUITY (A + B + C + D + E + F)	5430	**15,014,154**	**16,645,668**

(*) Information line only. Figures should not be counted in the calculation of "Equity under IFRS".

VII. BREAKDOWN OF NET REVENUE BY ACTIVITY

(thousand euro)

		PARENT COMPANY		CONSOLIDATED	
ACTIVITY		Current year	Previous year	Current year	Previous year
Construction	2100	71	265	1,979,654	1,679,531
Real estate	2105			381,053	368,837
Infrastructure	2110			350,809	288,892
Services	2115			1,438,481	1,251,184
Other & adjustments	2120	25,637	22,694	-76,223	-76,805
	2125				
	2130				
	2135				
	2140				
Completed construction pending certification (*)	2145				
Total net revenue	2150	**25,708**	**22,959**	**4,073,774**	**3,511,639**
Spanish market	2160	25,708	22,959	2,443,608	2,241,620
Exports to: European Union	2170			1,289,949	1,031,890
OECD countries	2173			125,792	109,344
Other countries	2175			214,425	128,785

(*) To be completed only by construction companies

VIII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		PARENT COMPANY		CONSOLIDATED	
ACTIVITY		Current year	Previous year	Current year	Previous year
Total employees	3000	214	193	51,084	48,820

IX. BUSINESS PERFORMANCE

(In addition to complying with the instructions to complete this half-yearly information, the information to be included in this section must state the following items: revenue and the costs associated with that revenue; composition and analysis of the main transactions that generated any extraordinary items; comments on significant investments and divestments, explaining their effect on the company's working capital, especially cash flow; and sufficient explanation of the nature and effect of any items that led to a significant change in company revenue or profit in the current period with respect to those reported in the previous period. Companies that file the group's consolidated balance sheets and income statements under the adopted IFRS must provide detailed information on transactions that have had a significant impact on the financial position, earnings or equity of the company or its group as a result of impairment of assets or release of impairment, measurement of assets and liabilities at fair value, including derivatives and hedges, exchange differences, provisions, business combinations, "discontinued" operations or other transactions with a significant effect, and provide a description of material changes in "non-current assets held for sale and discontinued operations" and related liabilities, significant changes in the risk assumed and operations undertaken to mitigate it, and subsequent events which, though significant, have not been reflected in the financial information presented. Companies must clearly distinguish between comments on consolidated financial statements and, where appropriate, on parent company financial statements).

Information about business performance is in the attached PDF file.

Information about the impact of the transition to IFRS and the presentation on the subject that was given at the time the 1Q05 earnings were released (filed with CNMV on 12 May 2005) are in the attached PDF files.

The following information refers to the aspects required by the CNMV in its instructions on preparing this report about possible significant impacts on the financial statements as a result of applying IFRS.

- There are no significant impacts on the financial position, earnings or equity of the company or its group as a result of impairment of assets or release of impairment, exchange differences, provisions, business combinations or discontinued operations.

- There are no changes in "non-current assets held for sale" since an analysis showed that the group does not have any such assets.

- The measurement of derivatives and hedges at fair value led to a net impact of -16.476 million euro on company equity in the first half of 2005 with respect to that existing on the date of transition to IFRS.

- There are no significant changes in the risk assumed by the group due to the transition to IFRS. Nevertheless, the group is updating its risk information systems and formally drafting the accounting regulation and the administrative procedures that have been directly or indirectly affected by the transition to IFRS in order to mitigate and/or reduce the aforementioned risk.

- No significant subsequent events have occurred that warranted their inclusion in the financial information presented.

X.1. ISSUES, REDEMPTIONS OR CANCELLATIONS OF DEBT SECURITIES

(In this section, report itemised details of each issue, redemption or cancellation of debt securities undertaken since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, providing the information in the tables below for each issue, redemption or cancellation. That information must be provided separately, distinguishing between issues, redemptions and cancellations which, in connection with the issuance or placement of the securities, required the registration of a prospectus with a Competent Authority (24) of a European Union Member State and those which did not. In the case of issues, redemptions and cancellations by associated companies or any company other than the parent company, dependent companies or multigroup companies, only include such information insofar as the issue or cancellation is guaranteed, fully or partly, by the parent company or by any dependent or multigroup company. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

Issuance, redemption or cancellation of debt securities whose issuance or placement required the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

Issuance, redemption or cancellation of debt securities whose issuance or placement did not require the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

X.2. ISSUES BY THIRD PARTIES COLLATERALISED BY THE GROUP

(In this section, report itemised details of each issue, redemption or cancellation of debt securities collateralised since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, other than issues or placements disclosed in section X.1 above, providing the information in the table below for each issue or placement. If the collateral was provided by an associated company or any consolidated company other than the parent company, dependent companies or multigroup companies, only include such information if the guarantee might have a material (32) impact on the consolidated financial statements. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity Within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

XI. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	**3100**	57.0	0.57	79,904
2. Preference shares	**3110**			
3. Redeemable shares	**3115**			
4. Non-voting shares	**3120**			

Additional information about distributed dividends (interim, supplementary, etc.)
See Annex on following page (G-11b)

XII. SIGNIFICANT EVENTS (*)

				YES	NO
1.	Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)		**3200**		X
2.	Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)		**3210**		X
3.	Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)		**3220**	X	
4.	Increase and decrease in share capital or securities value		**3230**		X
5.	Issuance, redemption or cancellation of debt securities		**3240**		X
6.	Change in Directors or Board of Directors		**3250**	X	
7.	Amendments to the Company Bylaws		**3260**		X
8.	Change of corporate form, mergers or demergers		**3270**		X
9.	Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group		**3280**		X
10.	Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group		**3290**		X
11.	Bankruptcy, protection from creditors, etc.		**3310**		X
12.	Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares		**3320**		X
13.	Strategic agreements with domestic or foreign groups (exchanges of cross-holdings, etc.)		**3330**		X
14.	Other significant events		**3340**	X	

Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

On 18 March 2005, the Shareholders' Meeting of Grupo Ferrovial, S.A. declared a supplementary dividend of 0.57 euro per share out of 2005 income. This dividend, which amounted to 73,903,990.4 euro, was paid on 13 May 2005, excluding own shares at the time of payment.

On 29 October 2004, the Board of Directors of Grupo Ferrovial, S.A. declared an interim dividend of 0.25 euro per share out of 2004 income. This dividend, which amounted to 35,045,303.00 euro, was paid on 15 November 2004, excluding own shares at the time of payment.

Accordingly, the total dividend paid out of 2004 income amounted to 0.82 euro per share.

XIII. ANNEX EXPLAINING SIGNIFICANT EVENTS

1. The Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies comprising the corporate group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent, comprising the payment of part of the remuneration by delivering shares of Grupo Ferrovial, S.A., capped at 12,000 euro per person.

2. On 29 January, Amey plc (a UK subsidiary of Ferrovial Servicios, S.A., which is wholly owned by Grupo Ferrovial, S.A.) met all the conditions precedent governing the acquisition of Jarvis's stake in the London Underground project managed via the Tube Lines consortium. As a result, Amey plc effectively became the owner of 66.66% of the Tube Lines consortium.

3. On 25 February, the Board of Directors approved the company's 2004 annual corporate governance report.

4. On 18 March, the Shareholders' Meeting approved, among others, the following resolutions:
- Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group.
- Application of 2004 income and the distribution of a dividend of 0.82 euro per share, which, net of the interim dividend already paid, involves the payment of 0.57 euro per share payable on 13 May 2005.
- Approval of the conduct of business by the Board of Directors in 2004.
- Re-appointment of the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Joaquín Ayuso García, Fernando del Pino y Calvo Sotelo and Gabriele Burgio.
- Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person.

- 5. On 18 March, the Board of Directors re-appointed Joaquín Ayuso García as Chief Executive Officer of Grupo Ferrovial, S.A. and renewed the appointment of Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Fernando del Pino y Calvo-Sotelo and Joaquín Ayuso García as members of the Executive Committee.

This information was filed on 31 January, 4 and 28 February, and 18 March.

XIV. RELATED-PARTY TRANSACTIONS (34)

The information included in this section must be in accordance with Order EHA/3050/2004, dated 15 September, on information about related-party transactions (35) that must be supplied by companies that issue securities listed on official secondary markets, based on the instructions for completing this half-year report.

1. TRANSACTIONS WITH THE COMPANY'S SIGNIFICANT SHAREHOLDERS (36)

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Provision of services	Aggregate	Current	480	139	Short	
010	Receipt of services	Aggregate	Current	-31	0	Short	

Other factors (43)

All the above transactions took place in the ordinary course of the company's business and were made on an arm's-length basis. The profit/loss on related-party transactions that refer to receiving services is not included since it is impossible to determine the amount obtained by the related party in that transaction.

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
002	Sales of assets (finished and unfinished)	Aggregate	Current	50	17	Short	
009	Provision of services	Aggregate	Current	17,958	2,990	Short	
019	Interest paid	Aggregate	Current	1,571	1,571	Short	
020	Interest charged	Aggregate	Current	-2,503	0	Short	
024	Guarantees and sureties	Aggregate	Current	-264,160	0	Short	
026	Remuneration	Aggregate	Current	-1,927	0	Short	
026	Remuneration	Aggregate	Previous	-702	0	Short	
028	Contribution to pension plans and life insurance	Aggregate	Current	-9	0	Short	
029	Benefits to compensate with own financial instruments (option plans, convertible bonds, etc.)	Aggregate	Current	-2,516	0	Short	
009	Provision of services	Aggregate	Current	156	8	Short	
010	Receipt of services	Aggregate	Current	-3,243	0	Short	
016	Financing agreements: loans	Aggregate	Current	-206,390	0	Short	
018	Financing agreements: other (specify)	Aggregate	Current	-88,600	0	Short	

Other factors (43)

All the above transactions took place in the ordinary course of the company's business and were made on an arm's-length basis. The profit/loss on related-party transactions that refer to receiving services is not included since it is impossible to determine the amount obtained by the related party in that transaction. In this section, we included information about transactions with Banesto, NH Hoteles, Bankinter, Ericsson, TPI and Aviva. in accordance with Section Two of Order EHA/3050/2004, since certain Company directors are also directors of those companies

In the period, 721,000 euro were contributed to the collective savings insurance of which the company is the policyholder and beneficiary, that was arranged to cover deferred remuneration recognised for seven senior managers, comprising an extraordinary remuneration that will only be paid when certain circumstances occur, the details of which were already disclosed in the annual corporate governance report and annual report for 2004.

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Provision of services	Aggregate	Current	180,209	2,997	Short	

Other factors (43)

The following transactions were made between companies in the Ferrovial group in the ordinary course of business in terms of purpose and conditions, which were not eliminated in the drafting of the company's consolidated financial or the following reasons.

The aforementioned amounts refer to transactions relating to construction work performed by the construction area for infrastructure concession companies that are not eliminated in the drafting of consolidated financial statements.

That criteria is based on classifying this type of contract at consolidated level as construction contracts in which the group performs work for the granting administration and receives in exchange a right to operate the infrastructure in line with the conditions pre-set by the administration, so the work is performed for a third party, i.e. the administration, and there is no elimination.

In the first half of 2005, the Ferrovial group's construction area has billed them, for the work performed and for the related advances, the sum of 184,063,000 euro, recognising 180,209,000 euro as revenue. The profit not eliminated upon consolidation due to those transactions, allocable to Grupo Ferrovial's ownership interest in the concession companies that receive the work and net of taxes and minority interest amounted to 2,997,000 euro.

XV. SPECIAL AUDITORS' REPORT

(This section must only be completed in the information relating to the first half of the year following the latest closed audited year and shall be applicable to issuers which, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are required to present a special auditors' report, when the audit report on the financial statements of the year immediately before had denied an opinion or contained an adverse or qualified opinion. It should mention that the special auditors' report is attached as an annex to the half-year information and reproduces the information or statements made by the company directors about the updated situation of the qualifications included by the auditor in his report on the financial statements of the previous year and which, in accordance with the applicable technical audit standards, was used as the basis for preparing the aforementioned special report).

File No. 82-4939

IMPACT OF THE APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ON THE CONSOLIDATED OPENING BALANCE SHEET FOR 2005

1. Criteria applied

The consolidated financial information presented in this report for the beginning of 2005 was drafted in accordance with the International Financial Reporting Standards (IFRS) subject to the following main criteria:

- It is based on the standards available at this date, which may be amended before the 2005 financial statements are authorised.

- The company has decided to apply the following options in those cases where IFRS allow alternatives:

    - IAS 32 and 39 and IFRS 2 are applied from the date of transition to IFRS (i.e. 1 January 2004).

    - The IFRIC draft interpretations on the concession business (D12, D13 and D14) are not applied. Nevertheless, the company did consider the impact on the toll road concession business of not capitalising financial expenses of the toll roads after the end of construction, and it applied straight-line depreciation, pending a final decision in this regard.

    - Tangible and intangible assets are recognised at cost.

    - Companies which are jointly managed by the Group and a third party and existing joint ventures that are transparent for tax purposes are proportionately consolidated.

    - As the standards allow, business combinations prior to 1 January 2004 have not been restated.

    - Accumulated exchange differences at the transition date were allocated to reserves.

Finally, the information that is presented has not been audited and, consequently, might be amended as a result of an audit, particularly with regard to potential changes in the interpretations that have been used, more specifically relating to matters which are open to interpretation and are currently being analysed by IFRIC and any other interpretative bodies.

2. Significant impacts on the Company's equity

Below is a detail of the principal impacts on the Company's equity of the transition to IFRS:

Amounts in million euro

NET EQUITY UNDER SPANISH GAAP 2004	**2,253.1**
Capitalisation of financial results at concession companies	-78.9
Goodwill amortisation	57.4
Flotation of Cintra, S.A.	26.2
Straight-line depreciation at concession companies	-13.2
Exchange differences	-8.6
Treasury shares	-9.5
Other	-1.5
Valuation in 2004 income	-28.1
Capitalisation of financial results at concession companies	-282.9
Straight-line depreciation at concession companies	-62.2
Treasury shares	9.5
Valuation of financial derivatives	-14.2
Remuneration systems linked to the share price	19.1
Release of provisions for change in book value	25.2
Other	-10.2
Change in equity not recognised in income	**-315.7**
NET EQUITY OF EQUITY-HOLDERS OF THE PARENT COMPANY - BEGINNING 2005	**1,909.3**
Minority interests	**633.0**
EQUITY DECEMBER 04 UNDER IFRS	**2,542.3**

The most significant impacts on equity in the foregoing table are explained below:

- Capitalisation of financial results: unlike domestic GAAP, which applies to the concession companies, IFRS do not allow the financial expenses relating to an asset to be capitalised once it has come into service.

- Straight-line depreciation at concession companies: The accounting treatment of the depreciation of concession assets will depend on how they are classified as a result of the aforementioned IFRIC interpretation; for the purpose of drafting the transition balance sheet, the Company has assumed the most conservative approach, consisting of straight-line depreciation.

- Valuation of derivatives: Transactions with financial derivative instruments that were not recognised under Spanish GAAP are recognised under IFRS at fair value; those which are considered to be effective hedges are recognised in equity until realisation of the hedged transaction, whereas hedges that are ineffective or speculative are recognised in income.

- Remuneration systems linked to the share price: Under Spanish GAAP, the associated expenses are not recognised as these are treated as hedged transactions; under IFRS 2, they are recognised as personnel expenses. At the same time, an analysis is made of the effectiveness of the hedges arranged to cover such plans, and they are recognised depending on whether they are classified as effective or

ineffective hedges.

The impact of this item on equity is 19.1 million euro, arising basically from charging against reserves the hedges that are considered to be effective.

- Release of provisions for change in book value: Certain provisions for investments under Spanish GAAP must be released under IFRS since IFRS lead to a lower book value and, therefore, the provision proves to be unnecessary under IFRS as market value exceeds book value.

- Amortisation of goodwill: Due to lack of systematic amortisation and based on the measurements of impairment of the Group's goodwill, it was necessary to adjust the amounts of amortisation under Spanish GAAP at the date of transition to IFRS.

- Correction of the capital gain on the IPO of Cintra, S.A.: Application of IFRS led to a reduction in the book value of assets owned by Grupo Ferrovial subsidiary Cintra, S.A., thus increasing the capital gain on the flotation of that subsidiary with respect to the figure recognised under Spanish GAAP, since their cost per books was logically lower under IFRS.

- Exchange differences: Under Spanish GAAP, exchange gains need not be recognised until they are actually realised; in contrast, under IFRS, they must be recognised as soon as they become known; this led to an adjustment in these items on the transition date, with a contra-item in equity. Consequently, this leads to the elimination from income of exchange gains recognised under Spanish GAAP at the date of transition to IFRS.

- Treasury shares: In contrast with Spanish GAAP (under which the result on transactions with own shares are recorded as extraordinary income), IFRS requires such transactions to be recognised directly in equity.

3. Significant impacts on the company's financial position

The main impact on the company's financial position (i.e. the net cash position) as a result of the application of IFRS arises at concession companies, and there is practically no impact at the other subsidiaries.

Below is a comparison of the Group's net cash position under Spanish GAAP and IFRS.

Amounts in million euro

NET CASH POSITION	**Spanish GAAP Year 2004**	**IFRS beginning 2004**	**Change**
Net cash position of concession companies	**-5,561.9**	**-5,319.9**	**-225.4**
Cash & cash equivalents at concession companies	609.9	609.9	0.0
Bond issues by concession companies	3,682.9	3,610.7	-72.2
Bank debt of concession companies	2,489.0	2,335.8	-153.2

Net cash position of other companies	**138.9**	**139.9**	**-1.0**
Cash and cash equivalents	1,422.6	1,422.6	0.0
Bank debt	1,275.8	1,274.8	1.0
Financial debt to Group and associated companies	7.9	7.9	0.0

The impact detailed above entails an improvement of 225.4 million euro in the concession companies' net cash position due to the following:

- Recognition of existing bank debt and bonds at the amortised cost (instead of nominal value, as applied under Spanish GAAP), leading to a 105.2 million euro reduction in the debt due to the amount of unaccrued interest.

- Treatment of arrangement and refinancing expenses of bank debt and bond issues as a reduction in their value as a result of valuing them at amortised cost, resulting in an amount of 173.5 million euro.

- Recognition of provisions for contingencies and expenses relating to debts arranged in foreign currencies whose purpose is to cover fluctuations in the related exchange rates as an increase in the value of the related financial debt, amounting to 53.3 million euro.

4. Presentation

- With regard to the impact of applying International Financial Reporting Standards, attached is a detailed presentation which was drafted on the occasion of the publication of the 1Q05 results and which was presented to the CNMV on 12 May 2005.

- For the purposes of appropriate recognition of the impact of the transition to IFRS by certain Group companies which are carried by the equity method, a number of reclassifications were made in the attached transition balance sheet with respect to the presentation referred to above.

Those reclassifications have no impact on the company's equity and financial position.

File No. 82-4939

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT DISCLOSURE

GRUPO FERROVIAL S.A. (FERROVIAL), through its subsidiary FERROVIAL AGROMAN S.A., has reached an agreement with the owners of US construction group WEBBER GROUP to acquire 100% of its capital.

The acquisition represents an investment by FERROVIAL of 220 million USD (178 million euro) and consists of the acquisition of all the shares of the companies W.W. WEBBER INC., SOUTHERN CRUSHED CONCRETE and WEBBER MANAGEMENT GROUP:

- W.W. WEBBER INC. is one of the largest civil engineering companies in Texas (USA) and is specialised in the construction of large infrastructure projects, such as roads, bridges and airports;
- SOUTHERN CRUSHED CONCRETE operates basically in the Houston area, where it is the market leader in the supply and recycling of aggregate;
- WEBBER MANAGEMENT GROUP is a leading company which owns a significant proportion of the machinery and equipment used by the group's companies.

The Webber Group's current backlog amounts to over 500 million USD, and its revenues in 2005 are accordingly expected to exceed 400 million USD.

Completion of the sale (expected in September 2005) depends on approval from the competition authorities and on compliance with the standard conditions in this type of transaction.

The transaction is aligned with FERROVIAL's strategic goal of strengthening its position in North America. The goal in this case is to establish an industrial operation in the United States, more specifically in Texas, where FERROVIAL subsidiary CINTRA, Concesiones de Infraestructuras de Transporte, S.A. has a 50-year appointment as strategic partner of the Texas Department of Transportation for the design and planning of the Trans-Texas Corridor project.

Madrid, 9 August 2005

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

File No. 82-4939

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT DISCLOSURE

GRUPO FERROVIAL S.A. (FERROVIAL), through its subsidiary FERROVIAL SERVICIOS S.A., has reached an agreement with the current shareholders of "SWISSPORT INTERNATIONAL AG" ("SWISSPORT") under which FERROVIAL is to acquire 100% of its capital.

SWISSPORT is one of the world's largest independent airport handling companies (i.e. it is not associated with any airline or airport). It operates in two basic lines of business:

- Passenger and boarding ramp services (ground handling)
- Cargo handling

The company also provides other airport services such as refuelling, airport security, management of ULD (Unit Load Devices – cargo containers for aviation) and comprehensive executive aviation services.

SWISSPORT operates at over 170 airports in 40 countries in Europe, America, Asia and Africa, with over 650 airlines in its client roster: it provides services to approximately 70 million passengers each year and its cargo division handled close to three million tonnes of freight in 2004. Swissport obtained 836 million euro in revenues and 66 million euro in EBITDA in 2004.

The current management team will remain in place after the acquisition.

Ferrovial's entry into the handling business, which is seen as having high growth potential, will increase the Group's degree of business and geographical diversification while strengthening its exposure to non-cyclical businesses.

FERROVIAL's investment totals 646 million euro, of which 336 million euro is the price of the shares and the remainder is assumed debt (310 million euro at 2004 year-end). Completion of the transaction will depend on compliance with the standard conditions, including approval by the relevant competition authorities.

Madrid, 21 August 2005

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.